SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chairman and Chief Executive Officer

Date: Tuesday, January 22, 2008

Date: January 22, 2008

ON TRACK INNOVATIONS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Extraordinary General Meeting of Shareholders (“Extraordinary General Meeting”, or “Meeting”) of On Track Innovations Ltd. (“Company”) will be held on Friday February 29, 2008, at 9:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel, for the following purposes:

1.	To approve certain transactions and agreements for the establishment of EasyPark Global Ltd., including the Assignment Agreement, Goodwill Agreement and Operation Agreement between EasyPark Ltd. and EasyPark Global Ltd. and the Loan and Services Agreement between the Company and EasyPark Global Ltd.

2.	To authorize the procurement of a D&O insurance policy for the directors and officers of EasyPark Global Ltd.

3.	To approve the amendment to the Employment Agreement of Mr. Ohad Bashan, the President of the Company and CEO of OTI America, Inc.

Necessary Votes

        The affirmative vote of a majority of the shares voting on the matter is required for the approval of resolutions 1, 2 and 3 mentioned above, and either: (i) at least one third of the Ordinary Shares (as defined below) of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law of 1999) in the resolution vote for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution who vote against the resolution does not exceed one percent (1%) of the voting rights in the Company.

Record Date and Right to Vote

        Only shareholders of record as of the close of trading on January 22, 2008 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. As of January 15, 2008, 19,679,236 of the ordinary shares of the Company (“Ordinary Shares”) were issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. A shareholder whose Ordinary Shares are (a) registered in his, her or its favor with a member of a stock exchange and (b) are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange shall be required to prove its ownership of such shares as of the Record Date, by providing the Company at least 72 hours before the time appointed for holding the Meeting, with an evidence of ownership, issued by such a member of a stock exchange, or a copy of the shareholder’s Israeli Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

        Under the Articles of Association of the Company (“Articles”), no business may be transacted at any shareholders’ meeting unless a quorum is present when the meeting proceeds to business. The quorum required for a meeting is at least two shareholders present in person or by proxy holding at least 33 1/3% of the issued and outstanding Ordinary Shares (“Quorum”). If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

Proxy

        A shareholder wishing to vote by proxy must send the proxy to the offices of the Company at P.O.B 32, Rosh-Pina, Israel, so that it is received at least 48 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy.

        Each shareholder that attends the Meeting shall, prior to exercising such shareholder’s voting rights at the Meeting with respect to proposed resolutions relating to Items 1, 2 and 3 of the Proxy Statement, advise the Company whether or not such shareholder is a Controlling Shareholder (as defined below) of the Company. Each shareholder that delivers a signed proxy to the Company should further indicate therein whether or not such shareholder has a personal interest with regard to resolutions relating to Items 1, 2 and 3 of the Proxy Statement. SHAREHOLDERS WHO DO NOT INDICATE WHETHER OR NOT THEY HAVE A PERSONAL INTEREST IN THE SAID RESOLUTIONS WILL NOT BE ELIGIBLE TO VOTE THEIR ORDINARY SHARES AS TO THESE PROPOSED RESOLUTIONS. Pursuant to the Israeli Companies Law, a “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

        To the extent you would like to state your position with respect to any of proposed resolutions relating to Items 1, 2 and 3 of the Proxy Statement, in addition to any right you may have under applicable law, pursuant to regulations under Israeli Companies Law, you may do so by delivery of a notice to the Company’s offices not later than February 1 , 2008. The Company’s Board of Directors may respond to your notice not later than February 6, 2008.

        Following the Meeting, one or more shareholders holding, as of the Record Date, at least 983,962 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights in the Company, or five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the proxies submitted to the Company at the Company’s offices during business hours.

By order of the Board of Directors /s/ Oded Bashan —————————————— On Track Innovations Ltd.

Date: January 22, 2008

ON TRACK INNOVATIONS LTD.

ROSH-PINA, ISRAEL

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value per share (“Ordinary Shares”), of On Track Innovations Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (“Extraordinary General Meeting”, or “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on Friday February 29, 2008, at 9:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel.

SOLICITATION OF PROXIES

        It is proposed that at the Extraordinary General Meeting, resolutions shall be adopted as follows:

1.	To approve certain transactions and agreements for the establishment of EasyPark Global Ltd., including the Assignment Agreement, Goodwill Agreement and Operation Agreement between EasyPark Ltd. and EasyPark Global Ltd. and the Loan and Services Agreement between the Company and EasyPark Global Ltd.

2.	To authorize the procurement of a D&O insurance policy for the directors and officers of EasyPark Global Ltd.

3.	To approve the amendment to the Employment Agreement of Mr. Ohad Bashan, the President of the Company and CEO of OTI America, Inc.

        A form of proxy for use at the Meeting is enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if a shareholder attends the Extraordinary General Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if the proxy is properly executed and received by the Company prior to the Meeting, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above.  If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to the Company’s registered shareholders on or about January 22, 2008 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

        Only shareholders of record as of the close of trading on January 22, 2008 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof.  As of January 15, 2008, the Company had 19,679,236 Ordinary Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  A shareholder whose Ordinary Shares are (a) registered in his or her favor with a member of a stock exchange and (b) are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove its ownership of such shares as of the Record Date, by providing the Company at least 72 hours before the time appointed for holding the Meeting, with an evidence of ownership, issued by such a member of a stock exchange, or a copy of the shareholder’s Israeli Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

        Under the Articles of Association of the Company (“Articles”), no business may be transacted at any shareholders’ meeting, unless a quorum is present when the meeting proceeds to business. The quorum required for a meeting is at least two shareholders present in person or by proxy, holding at least 33 1/3% of the issued and outstanding Ordinary Shares (“Quorum”). If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

        Each shareholder that attends the Meeting shall, prior to exercising such shareholder’s voting rights at the Meeting with respect to proposed resolutions relating to items 1, 2 and 3 below, shall advise the Company whether or not such shareholder is a controlling shareholder of the Company. Further more, each shareholder that delivers a signed proxy instrument to the Company should indicate therein whether or not such shareholder has a personal interest with regard to proposed resolutions relating to items 1, 2 and 3 below. SHAREHOLDERS WHO DO NOT INDICATE WHETHER OR NOT THEY HAVE A PERSONAL INTEREST IN THE SAID PROPOSED RESOLUTIONS WILL NOT BE ELIGIBLE TO VOTE THEIR ORDINARY SHARES AS TO SUCH PROPOSALS. Pursuant to the Israeli Companies Law, a “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

        To the extent you would like to state your position with respect to any of the proposals described above, in addition to any right you may have under applicable law, pursuant to regulations under Israeli Companies law, you may do so by delivery of a notice to the Company’s offices not later than February 1, 2008. The Company’s Board of Directors may respond to your notice not later than February 6, 2008.

        Following the Meeting, one or more shareholders holding, as of the Record Date, at least 983,962 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights in the Company, or five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the proxies submitted to the Company at the Company’s offices during business hours.

ITEM 1

APPROVAL OF THE ESTABLISHMENT OF EASYPARK GLOBAL LTD.

        EasyParkTM card is an electronic parking payment system which enables drivers to be charged for the exact period of parking and simplifies the monitoring and collection of parking fees.

        Currently, all EasyPark cards are marketed and operated in Israel by EasyPark Ltd., a subsidiary of the Company. The shareholders of EasyPark Ltd. are the Company (94.3%), Mr. Nathan Low (5.7%) and Mr. Avner Simchai (0.001%).

        In accordance with the approval of the Company’s audit committee and board of directors, the Company wishes to expend its activities in the field of electronic parking cards outside of Israel and to conduct this business globally. For that purpose, a new company was incorporated under the laws of the State of Israel under the name of “EasyPark Global Ltd.”. Such company is intended to promote the commercialization, marketing and operation of the EasyPark system globally. All intellectual property assets of EasyPark Ltd., excluding intellectual property rights registered in Israel, will be transferred to EasyPark Global Ltd. as described below.

        The shareholders of the new company, EasyPark Global Ltd., shall be as specified in the table below. Each shareholder of EasyPark Global Ltd. shall pay the par value of the shares (NIS 0.01 per share) to be acquired thereby in the amounts set forth opposite to such shareholder’s name in the table below:

Name	Position in EasyPark Global Ltd.	Percentage	# of shares	Consideration (NIS)

On Track Innovations Ltd.	Shareholder (shareholder in EasyPark Ltd.)	72.9%	7,299,000	72,990
Nathan Low	Shareholder (shareholder in EasyPark Ltd.)	7%	700,000	7,000
Avner Simchai	Shareholder (shareholder in EasyPark Ltd.)	0.01%	1,000	10
Oded Bashan	Chief Executive Officer , Director	9.50%	950,000	9,500
Ohad Bashan	President, Director	5.00%	500,000	5,000
Guy Shafran	Chief Financial Officer	3.00%	300,000	3,000
Avital Rosenberg	Corporate Secretary	0.20%	20,000	200
Ronnie Gilboa	Director	0.50%	50,000	500
Amir Feldman	General Manager Israel	0.75%	75,000	750
Fabien Franceschini	General Manager France	0.75%	75,000	750
Orly Roter	Admin. Manager, Israel	0.10%	10,000	100
Hemi Itay	Technical Advisor	0.10%	10,000	100
Moshe Aduk	Technical Advisor	0.10%	10,000	100
Total		100%	10,000,000	NIS 100,000

        In connection with the incorporation of EasyPark Global Ltd., it shall adopt an amended and restated Articles of Association (in this paragraph, “Articles”) which shall provide, inter alia, the following: (i) the quorum required for holding a general meeting of the shareholders is one or more shareholders present, personally or by proxy, who hold or represent the majority of the voting rights in EasyPark Global Ltd.; (ii) all resolutions of shareholders are to be passed by majority vote of the voting power represented at the meeting; (iii) the presence of a majority of the directors then in office shall constitute a quorum for meetings of the Board of Directors; (iv) the Board of Directors shall consist of up to nine (9) members according to the following terms: (x) up to 6 (six) directors shall be appointed, removed or replaced by shareholders holding a majority of the voting power in EasyPark Global Ltd., and each director shall hold office until the first general meeting of the shareholders to be held following termination of a thirty six (36) months period commencing on such director’s appointment, and (y) the remaining 3 (three) directors shall be Messrs. Oded Bashan, Ohad Bashan and Ronnie Gilboa, all of whom shall act as directors for an unlimited duration and may not be replaced or removed unless by an affirmative vote of shareholders holding 75% (seventy five percent) of the voting power in EasyPark Global Ltd.; and (v) in the event that a third party offers to purchase 100% (one hundred percent) of the issued and outstanding share capital of EasyPark Global Ltd., and shareholders holding at least 75% (seventy five percent) of the issued and outstanding share capital accept such offer to sell all of their shares, then all remaining shareholders will be required to sell all of the shares held thereby to such third party at the same price and upon the same terms as in such third party’s offer.

        The description of the provisions of the Articles set forth herein do not purport to be complete and is qualified in its entirety by the full text of the Articles, which is attached hereto as Exhibit A and which are incorporated herein by reference.

APPROVAL OF CERTAIN TRANSACTIONS BEWEEN EASYPARK GLOBAL LTD.
AND EASYPARK LTD.

        In order for EasyPark Global Ltd. to conduct its business as described above, EasyPark Ltd. and EasyPark Global Ltd. shall enter into an assignment agreement (“Assignment Agreement”), under which all intellectual property rights relating to the EasyPark system and registered outside of Israel (as specified in the Assignment Agreement) shall be transferred from EasyPark Ltd. to EasyPark Global Ltd., where the intellectual property rights in Israel relating to the EasyPark system shall remain the property of EasyPark Ltd. EasyPark Ltd. and EasyPark Global Ltd. shall also enter into a goodwill agreement (“Goodwill Agreement”), pursuant to which EasyPark Global Ltd. shall acquire the goodwill of EasyPark (except for the goodwill in Israel).

        In addition, in connection with the formation of EasyPark Global Ltd. as described above, and since EasyPark Ltd. has the necessary and required infrastructure and business relations to operate, promote, sell, distribute and provide services in connection with the EasyPark system in Israel, EasyPark Global Ltd. and EasyPark Ltd. shall enter into an operation agreement (“Operation Agreement”), pursuant to which: (i) EasyPark Global Ltd. shall grant EasyPark Ltd. an exclusive right to promote, market, sell and distribute the EasyPark system to existing and potential clients in Israel in accordance with the terms of the Operation Agreement; (ii) EasyPark Ltd. shall undertake (a) to purchase all EasyPark cards from EasyPark Global Ltd. in accordance with the terms of the Operation Agreement; (b) to integrate a clearing system that shall manage the financial flows of all payments to be made by the EasyPark system in Israel, and to provide installation, maintenance and support services to the Israeli customers; and (ii) EasyPark Global Ltd. shall undertake to provide technical assistance to EasyPark Ltd. according to the terms and conditions as shall be set forth in the support provisions of the Operation Agreement.

        The term of the Operation Agreement is ten (10) years, which shall be automatically extended for consecutive terms of five (5) years each.

        In consideration for the rights to be granted to EasyPark Ltd. under the Operation Agreement, EasyPark Ltd. shall pay EasyPark Global Ltd., in addition to the purchase price for each EasyPark card sold to it, royalty and license fees.

        In addition, in consideration for the transfer of the intellectual property rights and the goodwill as aforesaid, EasyPark Global Ltd. shall pay to EasyPark Ltd. certain amounts in ten (10) annual equal payments with 4% interest per annum, commencing two years following the date of the approval of the transaction set forth herein by the Meeting.

        It is noted that the value of the intellectual property rights transferred to EasyPark Global Ltd. and other rights granted to EasyPark Global Ltd. pursuant to the foregoing agreements was prepared by Ernst & Young (Israel) Ltd.

        The description of the terms and conditions of the Assignment Agreement, Goodwill Agreement and the Operation Agreement set forth herein does not purport to be complete and is qualified in its entirety by the full text of the Assignment Agreement, the Goodwill Agreement and the Operation Agreement, which are attached hereto as Exhibits B, C, and D, respectively, and are incorporated herein by reference.

APPROVAL OF A CERTAIN LOAN AND SERVICES AGREEMENT BETWEEN
EASYPARK GLOBAL LTD. AND THE COMPANY

        Following the establishment of EasyPark Global Ltd. and in order to finance the activities thereof, the Company, being a shareholder of EasyPark Global Ltd., has agreed to lend to EasyPark Global Ltd. multiple loans in an aggregate amount of up to US$ 3,000,000 in cash, pursuant to the terms of a loan and service agreement (“Loan and Service Agreement”) and in accordance with the terms and conditions thereof (the “Cash Loan”).

        According to the Loan and Service Agreement, EasyPark Global Ltd., at its sole discretion, may make a call or several calls for loan from the Company during a period of five (5) years.

        The said loan shall bear an interest at the rate of LIBOR (in Israel) + 5% per annum from the date of disbursement until the actual date of repayment, which shall be in cash and no later than within 15 (fifteen) years following the date of the Loan and Service Agreement.

        In addition to the aforesaid, the Company has also agreed to lend to EasyPark Global Ltd. multiple loans in an aggregate amount of up to US$ 1,500,000 (or same amount in a different currency) by way of issuance of securities of the Company for use by EasyPark Global Ltd. for mergers with and/or acquisitions of companies (assets and/or securities thereof), businesses or technologies. The principal loan amount attributed by the parties to the securities of the Company used by EasyPark Global Ltd. for such transactions shall be equal to the fair market value of such securities on the date it is determined in the transaction (regardless of the value of such securities upon repayment of the loan or during the time the loan is outstanding) (the “Additional Loan”). The other terms of the Additional Loan (e.g., interest, repayment in cash, repayment date) shall be the same as the terms of the Cash Loan. The Additional Loan is deemed a “framework transaction” pursuant to its meaning in the Companies Regulations (Dispensations in Transactions with Interested Parties), 5760 – 2000. Since the suggested approval of the Additional Loan is by way of a “framework transaction” as aforesaid, no future transaction under the Additional Loan shall require shareholders approval, provided that the Company’s Board of Directors and Audit Committee approve such transaction and the said transaction qualifies under the terms set forth herein. The dispensation described above shall not apply if one or more shareholders, who hold at least 1% (one percent) of the Company’s issued share capital or voting rights, inform the Company in writing of his or her opposition to the grant of the said dispensation no later than 14 (fourteen) days from the date the Company publishes that the General Meeting adopted the said dispensation. If the opposition is served as aforesaid, future transactions in connection with the Additional Loan shall be subject to the approval of the General Meeting of the Company’s shareholders by a special majority as stipulated in section 275 of the Israeli Companies Law, or any other requirements of applicable law.

        In addition to the foregoing and without derogating thereof the Lender will render certain services to the Company, based on the request of the Company from time to time. The fees (i.e., attribution of the costs related to such services), to be paid by the Company to the Lender in consideration for such services, shall be calculated in the same manner as services provided by the Lender to other subsidiaries thereof are being calculated. Such fees shall be repaid by the Company to the Lender under the same terms as other subsidiaries of the Company repay such fees.

        In addition, pursuant to the Loan and Services Agreement, the Company will render certain services to EasyPark Global Ltd., based on the request of the Company from time to time. The fees (i.e., attribution of the costs related to such services), to be paid by EasyPark Global Ltd. to the Company in consideration for such services, shall be calculated in the same manner as services provided by the Company to other subsidiaries thereof. Such fees shall be repaid by EasyPark Global Ltd. to the Company under the same terms as other subsidiaries of the Company repay such fees.

        The description of the terms and conditions of the Loan and Service Agreement set forth herein does not purport to be complete and is qualified in its entirety by the full text of the Loan and Service Agreement, which is attached hereto as Exhibit E and is incorporated herein by reference.

        It is proposed that at the Extraordinary General Meeting the following resolution be adopted:

        “RESOLVED, that the Company, as a shareholder of EasyPark Global Ltd., shall vote FOR the approval of the establishment of EasyPark Global Ltd., including the approval of the following transactions: Assignment Agreement, Goodwill Agreement and Operation Agreement between EasyPark Ltd. and EasyPark Global Ltd.; the Cash Loan under the Loan and Service Agreement between EasyPark Global Ltd. and the Company and the Additional Loan under the Loan and Service Agreement between EasyPark Global Ltd. and the Company, which Additional Loan is approved as a “framework transaction” pursuant to its meaning in the Companies Regulations (Dispensations in Transactions with Interested Parties), 5760 – 2000. and the service terms under such Loan and Service Agreement.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law of 1999) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

The Board of Directors recommends a vote FOR said resolution.

ITEM 2

OBTAINING A DIRECTORS AND OFFICERS INSURANCE POLICY

        The Israeli Companies Law requires shareholder approval for the purchase of liability insurance for directors and officers for obligations or expenses imposed on them in consequence of an act done in their capacity as directors and officers. The purchase of such insurance is a standard practice for companies similar to EasyPark Global Ltd., and the Board of Directors of EasyPark Global Ltd. believes that the procurement of such insurance is critical to maintaining and attracting quality directors and officers.

        The Board of Directors of EasyPark Global Ltd., consisting of Messrs. Oded Bashan, Ronnie Gilboa, and Ohad Bashan, approved and recommends that the shareholders of EasyPark Global Ltd. approve the procurement of directors and officers insurance, with annual coverage of up to US$ 5,000,000, for the period of one year which shall be renewed automatically (“D&O Insurance Policy”).

        It is noted that Messrs. Oded Bashan, Ronnie Gilboa and Ohad Bashan who serve as members of the Board of Directors of EasyPark Global Ltd. also serve as directors of the Board of Directors of the Company, where Mr. Oded Bashan is the Company’s CEO and chairman of its Board of Directors. Therefore, in order to approve the purchase of directors’ and officers’ liability insurance, it is proposed to approve to the Board of Directors of the Company to vote on behalf of the Company, as a shareholder of EasyPark Global Ltd., at a general meeting of the shareholders of EasyPark Global Ltd., for the adoption of the resolution described above.

        It is proposed that at the Extraordinary General Meeting the following resolution shall be adopted:

        “RESOLVED, that the Company, as a shareholder of EasyPark Global Ltd., shall vote FOR the adoption of a resolution to obtain a D&O Insurance Policy for the directors and officers of EasyPark Global Ltd.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law of 1999) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

The Board of Directors recommends a vote FOR said resolution.

ITEM 3

APPROVAL OF A CERTAIN AMENDMENT TO THE EMPLOYMENT AGREEMENT
OF MR. OHAD BASHAN

        Mr. Ohad Bashan is the President of the Company and CEO of OTI America, Inc.

        The Company wishes to amend the terms of the Employment Agreement between the Company, OTI America Inc. (“OTI America”) and Mr. Ohad Bashan, as amended (the “Agreement”) so that part of the total compensation of Mr. Ohad Bashan will be paid to a company in his control (“Bashan’s Company”) and the other part shall be paid to him in his capacity as an employee of the Company (the “Addendum”). The total cost of Mr. Ohad Bashan’s compensation to the Company and all other terms of the Agreement shall remain the same.

        It is proposed that at the Extraordinary General Meeting the following resolution shall be adopted:

        “RESOLVED, to approve the Addendum.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law of 1999) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

The Board of Directors recommends a vote FOR said resolution.

On Track Innovations Ltd.

INSTRUMENT OF APPOINTMENT OF PROXY

I/we, ____________________________	of _____________________________	being a Shareholder of
(Name of Shareholder)	(Address)

On Track Innovations Ltd. (the “Company”) hereby appoint (Please mark one alternative) (hereinafter the “Proxy”):

☐	Mr. Oded Bashan / Mr. Ronnie Gilboa / Ms. Avital Rozenberg

☐	________________________________	of _____________________________
	(Name of Proxy)	(Address)

as my proxy to vote for me and on my behalf at an Extraordinary General Meeting of the shareholders of the Company to be held on Friday, February 29, 2008, at 9:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel, and at any adjournments thereof.

Unless expressly instructed otherwise in writing, signing this proxy shall be deemed as an instruction to the Proxy to vote “FOR” for all resolutions on the agenda.

Please mark one alternative for the proxy to be valid:

☐     I do have a personal interest with regard to the proposed resolutions set forth in Items 1, 2 and 3 due to the following reasons: ______________________________________________________________________________
______________________________________________________________________________ .

☐     I do not have a personal interest with regard to the proposed resolution set forth in Items 1, 2 and 3.

Please mark one alternative for the proxy to be valid:

☐ I am a “Controlling Shareholder”, as such term is defined in the Israeli Companies Law.

☐ I amnot a “Controlling Shareholder”, as such term is defined in the Israeli Companies Law.

Signed this __ of ________, 2008.

—————————————————— (Signature of Appointer)

Exhibit A

THE COMPANIES LAW, 1999
A PRIVATE COMPANY LIMITED BY SHARES

Articles of Association of

EasyPark Global Ltd.

General

1.

1.1.	The name of the Company is “Easy Park Global Ltd.”

1.2.	The object of the Company is to engage in any lawful activity or business.

1.3.	The liability of each Shareholder is limited to the unpaid portion of the par value of each share held by such Shareholder.

Interpretation; General

2.	In these Articles, unless the context otherwise requires:

2.1.	"Affiliate" means with respect to any Person, any other Person, directly or indirectly, through one or more intermediary Persons, (i) Controlling, Controlled by, or under common Control with such Person, or (ii) in respect of any Person which is a limited or general partnership, its partners, affiliated partnerships managed by the same management company or managing (general) partner or by an entity which Controls, is Controlled by, or is under common Control with, such management company or managing (general) partner.

2.2.	"Articles" means these Articles of Association of the Company, as shall be amended from time to time.

2.3.	"Board" means the Company's board of directors designated or elected in accordance with the Articles.

2.4.	"Bonus Shares" means shares issued by the Company for no consideration to Shareholders entitled to receive them on a pro rata basis.

2.5.	"Business Day or Business Days" means a day, or days, on which customer services are provided by the majority of the major commercial banks in Israel (including, for the avoidance of doubt, Fridays).

2.6.	"Companies Law" means the Companies Law, 1999 and all the regulations promulgated thereunder, as amended from time to time.

2.7.	"Company" means the company whose name is set forth above.

2.8.	"Control" means the possession, directly or indirectly, of at least the majority of the voting power of an incorporated company or of the right to appoint the majority of the directors in an incorporated entity.

2.9.	"Distribution" means a distribution of a Dividend or a Repurchase.

2.10.	"Dividend" means any asset transferred by the Company to a Shareholder in respect of such Shareholder's shares, whether in cash or in any other way, including a transfer without valuable consideration, but excluding Bonus Shares.

2.11.	"General Meeting" means an annual or special general meeting of the Shareholders.

2.12.	"IPO" means the first underwritten initial public offering of the Company's Ordinary Shares.

2.13.	"Law" means the Companies Law and any other law that applies to Israeli companies as shall be in effect from time to time

2.14.	"M&A Transaction" means any of the following transactions: (i) the sale or other disposal of all or substantially all of the assets or shares of the Company; (ii) the consolidation, merger or reorganization of the Company with or into any other Person, except for the sole purpose of changing the Company's domicile and except for any such transaction in which the Shareholders of the Company immediately prior to such transaction hold, after such transaction, at least fifty percent (50%) of the outstanding share capital of the Company or the surviving company, or (iii) any transaction or a series of related transactions in which a Person or entity or a group of Persons or entities acquire from the Company more than fifty percent (50%) of the outstanding share capital of the Company.

2.15.	"Office" means the registered office of the Company.

2.16.	"Office Holders" as defined in the Companies Law.

2.17.	"Ordinary Shares" means ordinary shares of the Company par value NIS 0.01 each.

2.18.	"Permitted Transferee" means: (i) in the case of any incorporated Shareholder (whether a company or a partnership or any other legal entity) an Affiliate of such Shareholder, (ii) in the case of an individual Shareholder - (a) a spouse, child, brother or sister, or a corporate entity which is controlled by the such Shareholder (and/or by his spouse, child, brother or sister), and (b) a trust which does not permit any of the settled property or the income there from to be applied otherwise than for the benefit of the relevant Shareholder and no power or control over the voting powers conferred by any shares are subject to the consent of any person other than the trustees of such Shareholder. Notwithstanding and in addition to the above, in order to be considered a Permitted Transferee, the following conditions needs to be met: the proposed transferee shall agree in writing to be bound by and subject to the terms and conditions of these Articles and any agreement (except for employment related agreements) between the transferor and the Company, whether or not with other parties.

2.19.	"Person" means an individual, corporation, partnership, joint venture, trust, any other corporate entity and any unincorporated association or organization.

2.20.	"Recapitalization Event" means any event of share combination or subdivision, stock split, stock dividend, distribution of Bonus Shares or any other reclassification, reorganization or recapitalization of the Company's share capital

2.21.	"Register" means the shareholders registry that is to be kept pursuant to Section 127 of the Companies Law.

2.22.	"Repurchase" means the acquiring or the financing of the acquisition, directly or indirectly, by the Company or by a subsidiary of the Company or other corporate entity under the Company's control, of shares of the Company or securities convertible into or exercisable for shares of the Company.

2.23.	"Shareholder" means a shareholder of the Company.

3.	Subject to the aforesaid, in these Articles, all terms used herein and not otherwise defined herein shall have the meanings defined in the Law, as in effect on the day on which these Articles become binding on the Company; words and expressions importing the singular shall include the plural and vice versa; words and expressions importing the masculine gender shall include the feminine gender. Headings to Articles herein are for convenience only, and shall not affect the meaning or interpretation of any provision hereof.

Limitations

4.	The following limitations shall apply to the Company:

4.1.	the right to transfer shares is restricted in the manner hereinafter provided;

4.2.	the number of Shareholders at any time (excluding employees and former employees of the Company who have been Shareholders during their employment and remain Shareholders after termination of their employment with the Company) shall not exceed 50; provided, however, that if two or more individuals hold a share or shares of the Company jointly, they shall be deemed to be one Shareholder for purposes of these Articles; and

4.3.	an offer to the public to subscribe for shares or debentures of the Company is prohibited.

Capital

5.	Authorized Share Capital. The authorized share capital of the Company is 5,000,000 New Israeli Shekels (five million New Israeli Shekels) divided into 500,000,000 Ordinary Shares of NIS 0.01 nominal value each.

6.	The Ordinary Shares. The Ordinary Shares shall rank pari passu between them and shall entitle their holders:

6.1.	to receive notices of, and to attend, General Meetings where each Ordinary Share shall have one vote for all purposes;

6.2.	to share equally, on a per share basis, in Bonus Shares, bonuses, profits or Distributions as may be declared by the Board and approved by the Shareholders, if required, out of funds legally available therefor;

6.3.	upon liquidation or dissolution – to participate in the distribution of the assets of the Company legally available for distribution to Shareholders after payment of all debts and other liabilities of the Company, in accordance with the terms of these Articles; and

6.4.	to appoint, dismiss, and replace directors of the Company pursuant to the provisions of these Articles.

Shares; Pre-emptive Rights

7.	Subject to the provisions of these Articles, the unissued shares of the Company shall be at the disposal of the Board who may offer, allot, grant options over or otherwise dispose of shares to such Persons, at such times and upon such terms and conditions as the Company may by resolution of Board determine.

8.	The Company may issue shares having the same rights as the existing shares, or having preferred or deferred rights, or rights of redemption, or restricted rights, or any other special right in respect of dividend distributions, voting, appointment or dismissal of directors, return of share capital, distribution of Company's property, or otherwise, all as determined by the Company from time to time, subject to the provisions of these Articles.

9.	Subject to the provisions of the Articles and the Companies Law, the Company may convert any part of the issued shares to deferred shares.

10.	Until an IPO, in any issuance of Additional Securities (as this term is defined in Article 10.5 below) by the Company, each holder of at least 8% of the issued and outstanding share capital of the Company (the "Major Shareholder") (referred to in this Article 10 as an "Offeree") shall have the right to maintain, and if applicable to increase, its pro rata portion of the issued and outstanding share capital of the Company immediately prior to such issuance by purchasing in such issuance at the offering price an amount of securities equal to the ratio between: (i) the number of shares owned by such Offeree immediately prior to the proposed issuance of Additional Securities; and (ii) the total number of shares owned by all of the Company's shareholders immediately prior to the proposed issuance (the "Pro-Rata Portion"), in accordance with the following terms:

10.1.	If the Company proposes to issue Additional Securities, it shall give each Offeree a written notice of its intention to do so (the "Rights Notice"), describing the Additional Securities, the price and the terms upon which the Company proposes to issue them. The Rights Notice shall also specify whether the Offerees are entitled to the right of over-allotment to purchase the portion of the Additional Securities not subscribed for by the other Offerees, or whether pursuant to the decision of the Board, the Offerres shall not be entitled to such right of over-allotment due to the specific circumstances of the proposed transaction.

10.2.	Each Offeree shall have ten (10) Business Days from receipt of the Rights Notice to agree to purchase all or any part of his/its Pro-Rata Portion of such Additional Securities, for the price and upon the terms specified in the Rights Notice, by giving written notice to the Company setting forth the quantity of Additional Securities which the Offeree wishes to purchase within the said period of time (such purchase notice is referred to herein as an "Exercise Notice" and an Offeree who delivered an Exercise Notice is referred to as an "Accepting Shareholder"). The Exercise notice shall also specify, if applicable, and if so to what extent, the Accepting Shareholder wishes to exercise the right of over-allotment to purchase portion of the Additional Securities with respect to which other Offerees did not provide an Exercise Notice according to this Article. Such Exercise Notice shall constitute a binding obligation of the Accepting Shareholder to purchase the number of Additional Securities as part of the issuance of the Additional Securities and under the terms specified in the Rights Notice. Each Offeree who did not provide an Exercise Notice within such ten (10) Business Days period shall not be entitled to exercise the right to purchase his/its pro-rata Portion of the Additional Securities or part thereof. The Additional Securities not subscribed for by the Offerees shall be referred to herein as the "Available Securities".

10.3.	In the event that more than one Accepting Shareholder notify the Company that they wish to exercise the right to over-allotment to purchase the Available Securities, the Available Securities shall be allocated among such Accepting Shareholders pro-rata, according to the ratio of the number of issued shares owned by each such Accepting Shareholder immediately prior to the issuance of Additional Securities, to the total number of shares owned by all such Accepting Shareholders immediately prior to the issuance of Additional Securities.

10.4.	The Company shall have ninety (90) days after delivery of the Rights Notice to sell the Available Securities not subscribed for in accordance with Article 10.2 and 10.3, at a price and upon general terms no more favorable to the purchasers thereof than specified in the Rights Notice. If the Company has not sold such securities within said ninety (90) day period the Company shall not thereafter issue or sell any Additional Securities without first offering such securities to the Offerees in the manner provided above.

10.5.	The term "Additional Securities" shall mean any shares, options, warrants, convertible deeds, convertible debts or any other security or right exercisable or convertible into shares of the Company issued by the Company other than securities issued: (i) to employees, directors or consultants of the Company or any subsidiary thereof, pursuant to a share purchase/option plan approved by the Board; (ii) pursuant to a Recapitalization Event; (iii) to Strategic Investor. For the purpose of this Article, "Strategic Investor" shall mean any investor that the Board resolves that such investor may have a material contribution to the Company's business other than the investment of funds.

11.	Subject to Article 10, the Company may issue from time to time options, warrants, other rights to subscribe for instruments convertible into, or exchangeable for shares of the Company, the terms and conditions of which shall be determined by the Board in accordance with these Articles.

12.	The Company shall not be bound to recognize any equitable, contingent, future or partial interest in any share or any other right whatsoever in any share other than an absolute right to the entirety thereof of the registered holder.

13.	If two or more Persons are registered as joint holders of a share:

13.1.	They shall be jointly and severally liable for any calls or any other liability with respect to such share. However, with respect to voting, powers of attorney and furnishing of notices, the one registered first in the Register shall be deemed to be the sole owner of the share unless all the registered joint holders notify the Company in writing to treat another one of them as the sole owner of the share.

13.2.	Each one of them shall be permitted to give receipts binding all the joint holders for dividends or other moneys or property received from the Company in connection with the share and the Company shall be permitted to pay all the dividend or other moneys or property due with respect to the share to one or more of the joint holders, as it shall choose.

14.	Share certificates shall bear the signatures of one director, or of any other person or persons authorized thereto by the Board. Each Shareholder shall be entitled to one certificate for all the shares of any series registered in his or its name, and if the Board so approves, to several certificates, each for one or more of such shares. A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register. If a share certificate is defaced, lost or destroyed, it may be replaced, and upon the furnishing of such evidence of ownership and such indemnity, as the Board may deem fit.

Lien

15.	The Company shall have a lien and first pledge on every share that was not paid up in full, in respect of money due to the Company on calls for payment or payable at fixed times, whether or not presently payable, or the fulfillment and performance of the obligations and commitments to which the Company is entitled in respect of the share. The lien on a share shall also apply to Dividends and other distributions payable on it. The Board may exempt any share, in full or in part, temporarily or permanently, from the provisions of this Article.

16.	The Company may sell subject to the provisions of the Articles any share on which it has a lien in any manner the Board deems fit, but such share shall not be sold before the date of payment of the amount in respect of which the lien exists, or the date of fulfillment and performance of the obligations and commitments in consideration of which the lien exists, has arrived, and until fourteen (14) days have passed after written notice has been given to the registered holder at that time of the share, demanding payment of the amount against which the lien exists, or the fulfillment and performance of the obligations and commitments in consideration of which the lien exists, and such payment or fulfillment and performance have not been made.

17.	The net proceeds of the sale, after payment of the costs thereof, shall be applied in payment of the amount due to the Company or the fulfillment and performance of the obligations and commitments in respect of such share as aforesaid in the preceding Article (whether or not the same have matured), and the remainder, if any, shall be paid to whoever is entitled to the share on the day of the sale.

18.	After the execution of a sale of pledged shares as aforesaid, the Board shall be permitted to sign or to appoint someone to sign a deed of transfer of the sold shares and to register the purchaser's name in the Register as the owner of the shares so sold, and it shall not be the obligation of the purchaser to supervise the application of the purchase price nor will his right in the shares be affected by any fault or error in the procedure of sale.

Calls for Payment

19.	No Person shall be entitled to any right as a Shareholder of the Company (including without limitation the right to receive Dividends or to vote in the Company's Shareholder meetings) with respect to shares not fully paid for according to their terms of issuance, except as otherwise agreed to by the Company (following approval of the Board) and such Person.

20.	The Board may make calls for payment from Shareholders of the amount due and not yet paid up on their shares as the Board shall deem fit, provided that the Company gives the Shareholders a prior notice of at least fourteen (14) days on every call. Each Shareholder shall pay the amount called to the Company on the date and at the place prescribed in the Company's notice. Unless otherwise stipulated in the resolution of the Board (and in the notice referred to above), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares of the Shareholder in respect of which such call was made.

21.	The joint holders of a share shall be jointly and severally liable to pay the calls for payment on such share and all interest payable thereon in full.

22.	If the amount called is not paid by the prescribed date, the Person from whom it is due shall be liable to pay such linkage differentials and interest as the Board shall determine, from the date on which payment was prescribed until the day on which it is actually paid, but the Board may forego the payment of such linkage differentials or interest, in whole or in part.

23.	Any amount that, according to the conditions of issuance of a share, must be paid at the time of issuance or at a fixed date, whether on account of the par value of the share or premium, shall be deemed for the purposes of these Articles to be a call for payment that was duly made. In the event of non-payment of such amount all the provisions of these Articles shall apply in respect of such amount as if a proper call for its payment has been made and an appropriate notice thereof given.

24.	At the time of issuance of shares the Board may make arrangements that differentiate between Shareholders, in respect of the amounts of calls for payment, their dates of payment or the rate of interest.

25.	The Board may, if it deems fit, accept from any Shareholder for his shares any amount of money not yet payable, and may approve the payment by the Company of (i) interest for that advance until the day on which such amount would be payable, at a rate agreed between the Company and such Shareholder, and (ii) any Dividends that may be paid for that part of the shares for which the Shareholder has paid in advance from the date of such payment. The Board may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.

Forfeiture of Shares

26.	If a Shareholder fails to pay any amount payable by virtue of a call, installment of a call, or interest thereon on the day appointed for payment thereof, the Board may, at any time thereafter so long as any part of such call, installment or interest remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. Any interest which may have accrued and any expenses that were incurred as a result of such non-payment (including without limitation attorneys' fees and costs of legal proceedings) shall be added to, and shall for all purposes (including the accrual of interest thereon) constitute part of the amount payable to the Company in respect of such call. The forfeiture shall apply to those Dividends that were declared but not yet distributed with respect to the forfeited shares.

27.	Following the adoption of a resolution as to the forfeiture of a Shareholder's share, a notice which specifies a date not less than seven (7) days from the date of the notice, on or before which the payment of the call or installment or part thereof is to be made together with interest and any expenses incurred as a result of such non-payment shall be given to such Shareholder. The notice shall also state the place the payment is to be made and that in the event of non-payment at or before the time appointed, the share in respect of which the call was made will be de facto forfeited.

28.	A share so forfeited shall be deemed to be the property of the Company and can be converted into deferred shares, sold or otherwise disposed of, on such terms and in such manner as the Board deems fit. At any time before a sale or disposition the forfeiture may be canceled on such terms as the Board deems fit.

29.	A Person whose shares have been forfeited shall cease to be a Shareholder in respect of the forfeited shares, but shall notwithstanding remain liable to pay, and shall promptly pay, to the Company all amounts which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest thereon from the time of forfeiture until actual payment.

30.	The forfeiture of a share shall cause, at the time of forfeiture, the cancellation of all such Shareholder's rights in the Company and of any claim or demand against the Company with respect to that share, and of other obligations that the Company may have towards such Shareholder with respect to such share.

31.	The Person to whom the forfeited share may be sold shall be registered as the holder of the share and his title to the share shall not be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

32.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the par value of the share or by way of a premium, as if the same had been payable by virtue of a call duly made and notified.

Transfer of Shares

33.	Right of First Refusal. Until an IPO, each Major Shareholder shall have a right of first refusal with respect to a Transfer (as defined herein) of all or any of the securities of the Company by any other Shareholder (the "Transferor"). For the purposes of these Articles "Transfer" shall mean each of a transfer, assignment, pledge or otherwise disposal or voluntary encumbrance of any shares or securities of the Company.

33.1.	Any Transferor proposing to Transfer all or any of his/its securities (the "Offered Shares") shall first provide the Major Shareholders with an offer stating the identity of the Transferor, the intended transferee and the terms of the proposed Transfer (the "Offer"). Each of the Major Shareholders may accept such Offer with respect of any portion of the Offered Shares ("ROFR Accepting Shareholders") by giving the Company notice to that effect within fourteen (14) Business Days after being served with the Offer (an "Acceptance").

33.2.	If the Acceptances, in the aggregate, are in respect of all, or more than all, the Offered Shares, then the ROFR Accepting Shareholders shall acquire the Offered Shares, on the terms aforementioned, in proportion to their respective holdings of the Company's issued and outstanding share capital (calculated on an as-converted basis), provided, however, that no ROFR Accepting Shareholders shall be entitled or shall be forced to acquire under the provisions of this Article 33 more than the number of Offered Shares initially accepted by such ROFR Accepting Shareholder under the Acceptance, and upon the allocation to it of the full number of Offered Shares so accepted, such ROFR Accepting Shareholder shall be disregarded in any subsequent computations and allocations hereunder. Any Offered Shares remaining after the computation of such respective entitlements shall be re-allocated among the remaining ROFR Accepting Shareholders (other than those to be disregarded as aforesaid), in the same manner, until one hundred percent (100%) of the Offered Shares have been allocated as aforesaid.

33.3.	If the Acceptances are in respect of less than the full number of Offered Shares, then the ROFR Accepting Shareholders shall not be entitled to acquire any of the Offered Shares, and the Transferor, at the expiration of the aforementioned fourteen (14) Business Day period, shall be entitled to Transfer all (but not less than all) of the Offered Shares to the proposed transferee(s) identified in the Offer, provided, however, that in no event shall the Transferor Transfer any of the Offered Shares to any transferee other than such proposed transferee(s) or Transfer the same on terms more favorable to the transferee(s) than those stated in the Offer, and provided, further, that any Offered Shares not Transferred within ninety (90) days after the expiration of such fourteen (14)-day period, shall again be subject to the provisions of this Article 33.

33.4.	The Transferor shall be bound, upon payment of the offer price, to Transfer to the ROFR Accepting Shareholders the Offered Shares which have been allocated to the ROFR Accepting Shareholders pursuant to this Article 33. If, after becoming so bound, the Transferor defaults in Transferring the Offered Shares, the Company may receive the purchase price therefor and the Transferor shall be deemed to have appointed any member of the Board as his agent to execute a Transfer of the Offered Shares to the ROFR Accepting Shareholders and, upon execution of such Transfer, the Company shall hold the purchase price therefor in trust for the Transferor.

34.	Exemptions and Qualifications.

34.1.	The right of first refusal set forth in Article 33 shall not apply to: (i) Transfers of securities from a Shareholder to his/its Permitted Transferees, back to the original Shareholder and/or to a Permitted Transferee of such Permitted Transferee, provided, that such Permitted Transferee remains within the definition of a Permitted Transferee of the Transferor; or (ii) Transfer of securities pursuant to Article 63.

34.2.	No Shareholder shall be entitled to Transfer any of his/its shares without the prior approval of the Board, which may deny such approval in the Board's sole and absolute discretion. However, if such Transfer was made in accordance with Article 33 the Board's approval shall not be unreasonably withheld. In addition to the foregoing, any Transfer of shares shall be subject to the approval of the General Meeting.

34.3.	Notwithstanding the foregoing, no Transfer of securities shall be made to a Person who competes directly or indirectly with the Company's business. Any such Transfer shall not be approved by the Board and shall be null and void.

35.	Each Transfer of securities shall be made in writing in such form as shall be approved by the Board from time to time, which shall be executed by both the transferor and transferee, and delivered to the Office together with the transferred share certificates, if share certificates have been issued with respect to the shares to be transferred, or with an affidavit of loss if applicable. A deed of transfer that has been registered, or a copy thereof, as shall be decided by the Board, shall remain with the Company; any deed of transfer that the Board shall refuse to register shall be returned, upon demand, to the Person who furnished it to the Company, together with the share certificate, if furnished.

36.	Unless otherwise specified in these Articles, the transferor shall be deemed to remain a holder of the shares being transferred until the name of the transferee is entered into the Register in respect thereof.

37.	Any Person becoming entitled to a share as a consequence of the death or bankruptcy or liquidation of a Shareholder or otherwise by any operation of law shall, upon such evidence being produced as may from time to time be required by the Board, have the right either to be registered as a Shareholder in respect of the share, or, instead of being registered himself, to transfer such share to another Person, in either instance subject to the Board's power hereunder to refuse or delay registration as they would have been entitled to do if the deceased or the bankrupt had transferred his share before his death or before his bankruptcy, and subject to all other provisions hereof relating to transfers of shares.

38.	No Person (including a Person becoming entitled to a share by virtue of the death of a Shareholder) shall be entitled to any right as a Shareholder (including without limitation the right to receive notices with respect to General Meetings or to participate or vote therein) until he has been registered as a Shareholder with respect to the Company's shares; provided, however, that any and all dividends or other payments paid or distributions made with respect to share(s) to which a Person has become entitled due to the death of a Shareholder shall accumulate and shall be distributed to such Person upon its registration in the Company's Register.

Changing Share Rights

39.	Subject to the provisions of these Articles, if at any time the share capital is divided into different classes of shares, the Company may change, convert, broaden, add or vary in any other manner the rights, preferences or privileges attached to such classes by resolution of the General Meeting of the Company.

40.	Without derogating from the foregoing, and subject to the minimum extent required under any applicable law, only a direct change to the rights attached to a certain class of shares under these Articles shall require an approval obtained at a meeting of the holders of such class shares or the written consent of the holders of more than fifty (50%) of the issued shares of such class. It is hereby clarified that any resolution required to be adopted pursuant to these Articles by the consent of a separate class of shares, whether by way of a separate General Meeting of such class or by way of written consent, shall be given by the holders of shares of such class entitled to vote or give consent thereon and no holder of shares of a certain class shall be banned from voting or consenting by virtue of being a holder of more than one class of shares of the Company, irrespective of any conflicting interests that may exist between such different classes of shares. A Shareholder shall not be required to refrain from participating in the discussion, voting and/or consenting on any resolution concerning an amendment to any class of shares held by such Shareholder, due to the fact that such Shareholder may benefit in one way or another from the outcome of such resolution.

41.	For the avoidance of doubt, it is hereby clarified and agreed that (i) an increase of the authorized or issued share capital of an existing class of shares; (ii) the creation of a new class of shares or the issuance of shares thereof; and (iii) a waiver or a change, in whole or in part, to a right, preference or privilege of a class of shares (such as liquidation rights, registration rights, pre-emptive rights, etc, whether set forth in these Articles or in any agreement), whether applied on a one-time or permanent basis and whether applied in connection with a current or a future event, which waiver or change is applied in the same manner to all classes of shares which hold such right and therefore to which such waiver or change may be applicable, regardless of whether the economic effect of such change affects classes of shares differently, shall not be deemed to be a direct change to the rights attached to any one class of shares. Furthermore, any waiver or change to the rights attached to a class of shares shall not be deemed to be a direct change to the rights attached to another class of shares if such other class of shares was not entitled to the relevant rights prior to such waiver or change.

Modification of Capital

42.	The Company may, from time to time, by a resolution in a General Meeting, and subject to the provisions of these Articles:

42.1.	consolidate and divide its share capital or a part thereof into shares of greater value than its existing shares;

42.2.	cancel any shares which have not been purchased or agreed to be purchased by any Person;

42.3.	by subdivision of its existing shares, or any of them, divide the whole, or any part, of its share capital into shares of lesser value than is fixed by these Articles, and in a manner so that with respect to the shares created as a result of the division it will be possible to grant to one or more shares a right of priority, preference or advantage with respect to dividend, capital, voting or otherwise over the remaining or similar share;

42.4.	reduce its share capital, and any fund reserved for capital redemption, in the manner that it shall deem to be desirable under the provisions of Section 287 of the Companies Law;

42.5.	increase its share capital, regardless of whether or not all of its shares have been issued, or whether the shares issued have been paid in full, by the creation of new shares, divided into shares in such par value, and with such preferred or deferred or other special rights (subject always to the provisions of these Articles), and subject to any conditions and restrictions with respect to Dividends, return of capital, voting or otherwise, as shall be directed by the resolution; or

42.6.	convert part of its issued and paid-up shares into deferred shares.

General Meetings

43.	The Company, at the discretion of the Board, may elect not to hold an annual meeting of its shareholders, other than in the event such a meeting is required in order to appoint the Company’s auditors. A meeting of the shareholders shall be referred to herein as “General Meeting” or “Meeting”.

44.	The Board, whenever it thinks fit, may, and upon a demand in writing by: (i) a director; or (ii) one or more Shareholders holding (on an as-converted basis) at least ten percent (10%) of the issued and outstanding share capital and at least one percent (1%) of the voting rights; or (iii) one or more Shareholders holding at least ten percent (10%) of the voting rights in the Company – shall be entitled to convene a Special General Meeting. Any such demand shall include the objects for which the meeting should be convened, shall be signed by those making the demand (the “Petitioners”) and shall be delivered to the Office. The demand may contain a number of documents similarly worded each of which are signed by one or more of the Petitioners. If the Board does not convene a meeting, the Petitioners may convene by themselves a Special General Meeting as provided in Section 64 of the Companies Law.

45.	Notices of General Meetings shall be given as follows:

45.1.	A prior notice of at least 7 days and no more than 45 days (not including the day of delivery but including the day of the meeting) of any General Meeting shall be given with respect to the place, date and hour of the meeting and the nature of every subject on its agenda.

45.2.	The notice shall be given to Shareholders entitled pursuant to these Articles to receive notices from the Company, as hereinafter provided.

45.3.	Non-receipt of a notice, given as aforesaid, or the accidental omission to give notice of a meeting to any Shareholder, shall not invalidate the resolution passed or the proceedings held at the relevant Meeting.

45.4.	With the consent of all the Shareholders who are entitled at such time to receive notices, the Company shall be permitted to convene General Meetings and to resolve any resolution, upon shorter notice or without any notice and in such manner, generally, as shall be approved by the Shareholders.

Proceedings of General Meetings

46.	Subject to the provisions of these Articles and the Law, the function of the General Meeting shall be to receive and to deliberate with respect to the profit and loss statements, the balance sheets, the ordinary reports and the accounts of the directors and auditors; to declare Dividends, to appoint accountants-auditors and to fix their salaries, to amend these Articles, to approve certain actions and transactions under the provisions of Section 255 and Section 268 through Section 275 of the Companies Law.

47.	No matter shall be discussed at a General Meeting unless a quorum is present at the time when the General Meeting starts its discussions. Subject to the provisions of these Articles, one or more Shareholders present, personally or by proxy, who hold or represent the majority of the voting rights in the Company.

48.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, shall stand adjourned to the same place and time 3 (three) Business Days from the date of the original meeting. If a notice of the adjourned meeting has been given to the Shareholders, and a quorum is not present at the adjourned meeting within half an hour from the time appointed for the meeting, two or more Shareholders present personally or by proxy, shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened.

49.	The chairman of the Board or a director appointed by the Board for such purpose shall open all General Meetings and shall preside as chairman at the meeting.

50.	The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any General Meeting of the holders of a particular class of shares (a "Class Meeting"), provided, however, that the requisite quorum at any such Class Meeting shall be one or more members present in person or proxy and holding not less than fifty percent (50%) of the issued and outstanding shares of such class.

Vote by Shareholders

51.	Every resolution put to the vote at a meeting shall be decided by a count of votes. Subject to any provision in the Law or in these Articles requiring a higher majority, all resolutions shall be passed by majority vote of the voting power represented at the meeting in person or by proxy and voting thereon.

52.	Subject to the provisions of these Articles, in a count of votes, each Shareholder present at a General Meeting, personally or by proxy, shall be entitled to one vote for each share held by it.

53.	If the number of votes for and against is equal the chairman of the meeting shall have no casting vote, and the resolution proposed shall be deemed rejected.

54.	In the case of joint holders of a share, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. The appointment of a proxy to vote on behalf of a share held by joint holders shall be executed by the signature of the senior of the joint holders. For the purposes of this Article, seniority shall be determined by the order in which the names of the joint holders stand in the Register.

55.	An objection to the right of a Shareholder or a proxy to vote in a General Meeting must be raised at such meeting or at such adjourned meeting wherein that Person was supposed to vote, and every vote not disqualified at such a meeting shall be valid for each and every matter. The chairman of the meeting shall decide whether to accept or reject any objection raised at the appointed time with regard to the vote of a Shareholder or proxy, and his decision shall be final.

56.	A Shareholder of unsound mind, or in respect of whom an order to that effect has been made by any court having jurisdiction, may vote, only through his legal guardian or such other Person, appointed by the aforesaid court, who performs the function of a representative or guardian. Such representative, guardian, or other Person may vote by proxy.

57.	A Shareholder which is a corporation shall be entitled to appoint a person who it shall deem fit to be its representative at every meeting of the Company. The representative appointed as aforesaid shall be entitled to exercise on behalf of the Shareholder he represents all the powers that the Shareholder itself could have exercised as if it were a natural person.

58.	In every vote, a Shareholder entitled to vote as set forth in these Articles, shall be entitled to vote either personally or by proxy. A proxy need not be a Shareholder. Shareholders may participate in a General Meeting by means of a conference telephone call or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this Article shall constitute presence in person at such meeting. Shareholders may also vote in writing, by delivery to the Company, prior to a General Meeting, of a written notice stating their affirmative or negative vote on an issue to be considered by such meeting.

59.	A letter of appointment of a proxy, power of attorney or other instrument pursuant to which the appointee is acting shall be in writing. An instrument appointing a proxy, whether for a specific meeting or otherwise, may be in the following form or in any other similar form prescribed by the Board:

“I, [Name of Shareholder], of [Address of Shareholder], a Shareholder holding shares in ______________ Ltd. hereby appoint [Name of Proxy] of [Address of Proxy] as my proxy to vote in my name and place at the General Meeting of the Company to be held on _________, and at any adjournment thereof.
In witness whereof signed by me this day of ______,____

_________________________________
Appointor’s Signature”

Such instrument or a copy thereof shall be deposited at the Office, or at such other place as the Board may direct from time to time, not less than 24 hours before the time appointed for the meeting or adjourned meeting wherein the person referred to in the instrument is appointed to vote, or presented to the chairman at the meeting in which such person shall vote that share. An instrument appointing a proxy which is not limited in time shall expire twelve (12) months after the date of its execution; if the appointment shall be for a limited period (whether limited by time or until the occurrence of a certain event), whether in excess of twelve (12) month or not, the instrument shall be for the period stated therein.

60.	A vote pursuant to an instrument appointing a proxy shall be valid notwithstanding the death of the appointor, or the appointor becoming of unsound mind, or the cancellation of the proxy or its expiration in accordance with any law, or the transfer of the shares with respect to which the proxy was given, unless a notice in writing of any such event was received at the Office not less than 24 hours before the meeting took place.

61.	A Shareholder is entitled to vote by a separate proxy with respect to each share held by him, provided that each proxy shall have a separate letter of appointment specifying the number of share(s) with respect to which such proxy is entitled to vote.

62.	Subject to the provisions of any law, a resolution in writing signed by all the holders of shares, entitled to vote with respect to such shares at General Meetings, or a resolution as aforesaid agreed upon by telex, telegram or facsimile, shall have the same validity as any resolution carried in a General Meeting of the Company duly convened and conducted for the purpose of passing such a resolution. If all the Shareholders shall consent in writing, or by facsimile to any action to be taken by the Shareholders, such action shall be as valid as though it had been unanimously authorized at a duly convened General Meeting

Bring Along.

63.	At any time prior to an IPO, in the event that: (i) one or more bona fide offers (each an "Offer" for purposes of this Article) from any third party person or entity (for purposes of this Article, the "Offeror") is made to purchase one hundred percent (100%) of the Company's issued and outstanding share capital, and (ii) shareholders holding at least 75% (seventy five percent) of the combined voting power in the Company (the "Article 63 Accepting Shareholders"), accept the Offer to sell all of their shares to such Offeror, then all remaining shareholders of the Company (the "Non-Accepting Shareholders") will be required, if so demanded by the Article 63 Accepting Shareholders, to sell all of the shares in the Company held by such Non-Accepting Shareholders to such Offeror at the same price and upon the same terms and conditions as in the Offer.

Board of Directors

64.	Board Composition.

The Board shall consist of up to nine (9) members according to the following terms: up to six (6) directors shall be appointed, removed or replaced by Shareholders holding a majority of the voting power in the Company, each of whom shall hold office until the first General Meeting to be held following termination of a thirty six (36) months period commencing on such director’s appointment. The remaining three (3) directors shall be Messrs. Oded Bashan, Ohad Bashan and Ronnie Gilboa, all of whom shall act as directors for an unlimited duration and may not be replaced or removed unless by an affirmative vote of Shareholders holding seventy five percent (75%) of the voting power in the Company.

65.	If any member of the Board is not designated or appointed, or if the office of any member of the Board is vacated, the other members of the Board may act in every way and manner provided for under these Articles and the law as long as their number does not fall below the quorum required by these Articles for a Board meeting.

66.	Any Board member is entitled, including in the event that he/she is not be able to participate in any discussions or votes of the Board, to appoint an alternate director. Any person, including a director and/or an alternate director, may be such alternate member of the Board (an "Alternate Director"), if such person is qualified to serve as a director of the Company. Any Alternate Director shall have a vote equal to the votes of the Board members that he substitutes. An Alternate Director shall have, subject to his letter of appointment, all authorities vested in the members of the Board he substitutes. The tenure of office of an Alternate Director shall automatically be terminated upon the dismissal of such member, or upon the office of the member of the Board he substitutes being vacated for any reason, or upon the occurrence of one of the situations stated in Article 70 below in relation to such Alternate Director.

67.	A director shall not be required to hold shares in the Company.

68.	A director may hold another paid position or function, except as accountant-auditor, in the Company, or in any other company of which the Company is a Shareholder or in which the Company has some other interest, or that has an interest in the Company, together with his position as a director, upon such conditions with respect to salary and other matters as determined by the Board and approved by the General Meeting.

69.	Subject to the provisions of the Law or these Articles, the tenure of office of a director shall automatically be terminated upon the occurrence of one of the following:

69.1.	if he/she becomes bankrupt;

69.2.	if he/she is declared insane or becomes of unsound mind;

69.3.	if he/she resigns by an instrument in writing delivered to the Company;

69.4.	upon his/her death and if it is a corporation or other entity, upon the liquidation of such corporation or other entity;

69.5.	if a condition to his/her appointment has ceased to be met; or

69.6.	if he/she is being dismissed by the shareholder who appointed him/her.

70.	Members of the Board shall not receive any remuneration from the Company's funds, unless otherwise resolved by the General Meeting, and at a rate decided by such resolution. The members of the Board shall be entitled to reimbursement of their expenses in the course of their performance of their duties as directors, including expenses in relation of participating in Board of meetings, all as determined by the Board.

71.	The board may from time to time elect a Chairman (who shall preside the meetings of the Board) and determine the period for which he is to hold office. If no such Chairman shall be elected, or if at any meeting the Chairman shall not be present within five minutes after the time appointed for holding the same, the Members of the Board present shall choose one of the attending Members to be the Chairman of such meeting.

72.	The Chairman of any meeting of the Board shall not have a second or casting vote.

Powers and Duties of Directors

73.	The Board shall determine and direct the Company's policy and shall supervise and inspect the performance of the Company's CEO or General Manager and his or her actions and responsibilities. The Board shall be entitled to exercise the Company's powers and authorities pursuant to the applicable provisions of the Companies Law and these Articles. For the avoidance of doubt subject to the provisions of these Articles, all decisions regarding appointment or dismissal of the Company's senior management (other than CEO) may be made by the CEO.

74.	Without limiting the generality of the preceding provision, the Board may from time to time, in its discretion, borrow or secure the payment of any sum of money for the purposes of the Company, and it may raise or secure the repayment of such sum in such manner, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by the issue of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the whole or any part of the property of the Company, both present and future, including its uncalled capital for the time being and its called but unpaid capital.

Functions of the Directors

75.	The Board may meet in order to transact business, to adjourn its meetings or to organize them otherwise as it shall deem fit, in accordance with these Articles.

76.	The presence of a majority of the directors then in office at the opening of a meeting shall constitute a quorum for meetings of the Board. Notwithstanding the aforesaid, if within half an hour of the time arranged for the Board meeting no quorum is present, such meeting shall stand adjourned to the same place and time 3 Business Days from the date of the original meeting, and in such adjourned meeting if no quorum is present within half an hour of the time arranged, the presence of at least one director then in office at such adjourned meeting shall be deemed a quorum.

77.	The Board may delegate any of its powers to committees and may from time to time revoke such delegation; and provided that such delegation does not contradict Section 112 of the Companies Law. Each committee to which any powers of the Board have been delegated shall abide by any regulations enacted by the Board with respect to the exercise of such delegated powers. In the absence of such regulations or if such regulations are incomplete in any respect, the committee shall conduct its business in accordance with the provisions of these Articles relating to the Board.

78.	Members of the Board or a committee thereof may participate in a meeting of the Board or the committee, as applicable, by means of a conference telephone call or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Article shall constitute presence in person at such meeting.

79.	Each director may at any time request that a Board meeting be called and the Chairman shall call such a meeting upon such request.

80.	Any notice of a Board meeting shall be given in writing and may be given by courier, electronic mail, or facsimile and shall include reasonable detail of the issues of such meeting. Notice shall be given at least three (3) Business Days before the time appointed for the meeting, unless all of the members of the Board at that time agree to a shorter notice, or waive notice altogether. Despite anything to the contrary in these Articles, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such director, and a meeting shall be deemed to have been duly convened despite such defective notice following such waiver.

81.	All issues raised before all meetings of the Board shall be decided by the majority of the directors present at the meeting of the Board.

82.	A resolution in writing signed or agreed to in writing (including by facsimile) by all of the directors entitled to participate and vote on the issue at stake (or any respective Alternate Directors) shall be valid for any purpose as a resolution adopted at a Board meeting that was duly convened and held. The Board or any committee designated by the Board may resolve on any matter without convening a meeting of the Board, or the committee, as applicable, in accordance with the provisions of the Law, as amended from time to time.

83.	Subject to the provisions of applicable law, all actions performed bona fide by the Board or by any person acting as director or as an Alternate Director shall be as valid as if each and every such person were duly and validly appointed and fit to serve as a director or an Alternate Director, as the case may be, even if at a later date a flaw shall be discovered in the appointment of such a director or such a person acting as aforesaid, or in his qualifications so to serve.

84.	The Board shall cause minutes of all General Meetings of the Company, Board meetings and meetings of any committee of the Board, to be taken which minutes shall include at least the following items, if applicable: the names of the persons present; the matters discussed at the meeting; the results of votes taken; resolutions adopted at the meeting; and directives given by the meeting. The minutes of any meeting, signed or appearing to be signed by the chairman of the meeting, shall serve as prima facie evidence of the accuracy of the contents of the minutes.

Personal Interest

85.	All transactions and actions in which an Office Holder (as such term is defined in the Companies Law) in the Company has a personal interest shall be approved in accordance with the provisions of the Companies Law.

Local Management

86.	The Board may organize from time to time arrangements for the management of the Company's business in any particular place, whether in Israel or abroad, as it shall deem fit.

87.	The board may appoint any person to be a member of such local management, or to be an agent, terminate such person's appointment at any time, and decide such person's manner of compensation and scope of authority.

CEO, General Manager, President, Secretary, Other Officers and Attorneys

88.	Subject to the provisions of these Articles, the Board may from time to time appoint one or more persons, whether or not he is a member of the Board, as the Chief Executive Officer ("CEO") of the Company. The appointment may be either for a fixed period of time or without limiting the time that the CEO will stay in office. The Board may, from time to time, subject to any provision in these Articles and any contract between the CEO and the Company, release him from his office and appoint another or others in his or their place.

89.	Subject to the provisions of these Articles, the wages and any other compensation of the managers, officers or other personnel (except for the CEO and the CFO) shall be determined from time to time by the CEO, and it may be paid by way of a fixed salary or commission, or a percentage of profits or of the Company's turnover or of any other company that the Company has an interest in, or by participation in such profits, or in any combination of the aforementioned methods, or such other method as the CEO shall determine.

Dividends

90.	Subject to these Articles and the provisions of Sections 301 through 311 (inclusive) of the Companies Law, the Company, at a General Meeting and upon the recommendation of the Board, may declare a Dividend to be paid to the Shareholders, according to their rights and benefits under these Articles, and to decide the time of payment. A Dividend may not be declared in excess of that recommended by the Board, although the Company at a General Meeting may declare a smaller Dividend.

91.	A notice of the declaration of a Dividend shall be given to the Shareholders registered in the Register, in the manner provided for in these Articles.

92.	Subject to the provisions of these Articles, and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to Dividends, the profits of the Company which shall be declared as Dividends shall be distributed according to the proportion of the nominal value paid up to account of the shares held at the record date fixed by the Company, without regard to premium paid in excess of the nominal value, if any. No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

93.	The Board may issue any share upon the condition that a Dividend shall be paid at a certain date, or that a portion of the declared Dividend for a certain period shall be paid, or that the period for which a Dividend shall be paid shall commence at a certain date, or any similar condition; in any such case, subject to Law and these Articles, the Dividend shall be paid in respect of such a share in accordance with such a condition.

94.	At the time of declaration of a Dividend the Company may decide that such a Dividend shall be paid in whole or in part by way of distribution of certain properties, including by means of distribution of fully paid up shares or debentures or debenture stock of the Company, or by means of distribution of fully paid up shares or debentures or debenture stock of any other company, or in one or more of the aforesaid ways.

95.	The Company shall have a lien on any Dividend paid in respect of a share on which the Company has a charge, and may use it to pay any debts, obligations or commitments to which the charge applies.

96.	The persons registered in the Register as Shareholders on the record date for declaration of the Dividend shall be entitled to receive the Dividend. A transfer of shares shall not transfer the right to a Dividend, which has been declared after the transfer but before such transfer was approved by the Board pursuant to the provisions of the Articles.

97.	A Dividend may be paid by, inter alia, check or payment order to be mailed to the address of a Shareholder or person entitled thereto as registered in the Register, or in the case of joint owners - to the address of one of the joint owners as registered in the Register. Every such check shall be made out to the person to whom it is sent. The receipt of the person who on the record date in respect of the Dividend is registered as the holder of any share or, in the case of joint holders, of one of the joint holders, shall serve as a release with respect to payments made in connection with that share.

98.	In order to give effect to any resolution in connection with a Distribution, the Board may resolve any difficulty that shall arise with respect to such Distribution in such way as it shall deem proper, including in connection with fractional shares issuable in such Distribution and the determination of the value of certain property for purposes of Distribution. The Board may further decide that payment in cash shall be made to a Shareholder on the basis of value decided for that purpose, or that a fraction of the value which is less than one New Israeli Shekel shall not be taken into account for the purpose of adjusting the rights of all the parties. The Board shall be permitted in this regard to grant cash or property to trustees in escrow for the benefit of persons entitled thereto, as the Board shall see fit. Wherever required, an agreement shall be submitted to the Registrar of Companies and the Board may appoint a person to execute such an agreement in the name of the persons entitled to any Dividend, property, fully paid-up shares or debentures as aforesaid, and such an appointment shall be valid and binding on the Company.

99.	The Board may, with respect to all Dividends not demanded within sixty (60) days after their declaration, invest or use them in another way for the benefit of the Company, until they shall be demanded. The payment by the Board of Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof.

100.	The Company shall not be obligated to pay interest on any Dividend, including in the circumstances set forth in the preceding Article.

101.	All Articles relating to Dividends, shall apply, mutatis mutandis, to a Distribution by the Company.

Reserves

102.	The Board may set aside from the profits of the Company the sums it deems proper, as a reserve fund or reserve funds for extraordinary uses, or for special dividends or other funds or for the purpose of preparing, improving or maintaining any property of the Company, and for such other purposes as shall, in the discretion of the Board, be beneficial to the Company, and the Board may invest the various sums so set aside in such investments as they deem proper, and from time to time deal in, change, or transfer such investments, in part or in whole, for the benefit of the Company. The Board may also divide any reserve liability fund to special funds as it shall deem proper, transfer moneys from fund to fund and use every fund or any part thereof in the business of the Company, without being required to keep such sums separate from the rest of the Company's property. The Board may generally create funds as it deems necessary, either those resulting from profits of the Company or from re-evaluation of property, or from premiums paid for shares or from any other source, and use them in its discretion as it deems fit so long as the creation, changes or uses of such funds does not violate any provision of the Law or accepted accounting principles and practices.

103.	All premiums received from the issue of shares shall be capital funds, and shall be treated for every purpose as capital and not as profits distributable as Dividends. The Board may organize a reserve capital liability account and transfer from time to time all such premiums to the reserve capital liability account, or use such premiums and moneys to cover depreciation or doubtful loss. The Board may use moneys credited to the capital reserve liability account in any manner that these Articles or the Law permit.

104.	Any amounts transferred and credited to the account of income and expense fund or general reserve liability account or capital liability reserve account, may, until otherwise used in accordance with these Articles, be invested together with such other moneys of the Company in the day to day business of the Company, without having to differentiate between these investments and the investment of other moneys of the Company.

Capitalization of Reserve Funds

105.	The Company may from time to time resolve at a General Meeting that any amount, investment or property not required as a source for payment of fixed preferential Dividends and (i) standing credited at that time to any fund or to any reserve liability account of the Company, including also premiums received from issuance of shares, debentures, or debenture stock of the Company, or (ii) being net profits not distributed and remaining in the Company, shall be capitalized, and that such amount shall be distributed as Bonus Shares, in the manner so directed by such resolution. The Board shall use such investment, sum or property, according to such a resolution, for full payment of such shares of the Company's capital not issued to the Shareholders, and to issue such shares and to distribute them as fully paid shares among the Shareholders according to their pro rata right for payment of the value of the shares and their rights in the amount capitalized. The directors may also use such investment, sum or property, or any part thereof, for the full payment of the Company's capital issued and held by such Shareholders, or such investment, sum or property in any other manner permitted by such a resolution. If any difficulty shall arise with respect to such a distribution, the Board may act, and shall have all the powers and authorities, as set forth in Article 97 above, mutatis mutandis.

Office

106.	The Board shall determine the location of the Office.

Stamp and Signatures

107.	The Board shall cause the Company's stamp, of which the Company shall have at least one, to be kept in safekeeping, and it shall be forbidden to use the stamp in violation of any instructions the Board may give in connection with the use thereof.

108.	Subject to the provisions of these Articles, the Board may designate any Person or Persons (even if they are not members of the Board) to act and sign in the name of the Company, and to apply the Company's stamp; the acts and signature of such a Person or Persons shall bind the Company, insofar as such Person or Persons have acted and signed within the limits of their authority.

109.	The printed or typed name of the Company by any means next to the signatures of the authorized signatories of the Company, as aforesaid, shall be valid as if the stamp of the Company was affixed.

Accounts and Audit

110.	The Board shall, to the extent required under applicable law, cause correct accounts to be kept:

110.1.	of the assets and liabilities of the Company;

110.2.	of moneys received or expended by the Company and the matters for which such moneys are expended or received; and

110.3.	of all purchases and sales made by the Company.

The account books shall be kept in the Office or at such other place as the Board deems fit, and they shall be open for inspection by the directors.

111.	The Board shall determine from time to time, in any specific case or type of cases, or generally, whether and to what extent, and at what times and places, and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open for inspection by the Shareholders. No Shareholder other than a director shall have any right to inspect any account book or document of the Company except as conferred by Law or authorized by the Board or in case such Shareholder was granted such rights in an agreement signed by the Company, and provided that such Shareholder has entered into confidentiality undertakings reasonably satisfactory to the Board.

112.	Accountants-Auditors shall be appointed and their function shall be set out in accordance with the Law.

Notices

113.	A notice or any other document may be served by the Company upon any Shareholder only by one of the methods set forth below addressed to such Shareholder at his registered address as appearing in the Register.

114.	All notices with respect to any share to which persons are jointly entitled may be given to one of the joint holders, and any notice so given shall be sufficient notice to all the holders of such share.

115.	A Shareholder registered in the Register who shall from time to time furnish the Company with an address at which notices may be served, shall be entitled to receive all notices he is entitled to receive according to these Articles at that address. However, except for the aforesaid, no Shareholder whose address is not registered in the Register shall be entitled to receive any notice from the Company.

116.	A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a Shareholder by sending it through the mail in a prepaid airmail letter or telegram or telex or facsimile addressed to them by name, at the address, if any, furnished for the purpose by the persons claiming to be so entitled or, until such an address has been so furnished, by giving the notice in any manner in which the same might have been given if the death or bankruptcy have not occurred.

117.	Any notice or other document, (i) if delivered personally, shall be deemed to have been served on the next Business Day after delivery, (ii) if sent by internationally recognized overnight courier, freight prepaid, shall be deemed to have been served on the next Business Day after delivery; (iii) if sent by facsimile, shall be deemed to have been served on the next Business day after delivery, if facsimile transmission is confirmed; and (iv) if sent by electronic mail, shall be deemed to have been served on the date of written acknowledgment of receipt of such e-mail by the recipient. In the event that notices are given pursuant to one of the methods listed in Sub-clauses (i) to (iii) above, a copy of the notice should also be sent by e-mail. A notice that is defectively addressed or that otherwise fails to comply with the provisions of this Article 116 shall nevertheless be deemed to have been served if and when actually received by the addressee.

Office Holders’ Indemnity, Insurance and Exemption

118.	Subject to the provisions of the Law, the Company may indemnify its Office Holders with respect to any of the following:

118.1.	a monetary liability imposed on him/her in favor of a third party in any judgment, including any settlement confirmed as judgment and an arbitrator’s award which has been confirmed by the court, in respect of an act performed by the Office Holder by virtue of the Office Holder being an Office Holder of the Company; or

118.2.	reasonable litigation expenses, including legal fees paid for by the Office Holder, or which the Office Holder is obligated to pay under a court order, in a proceeding brought against the Office Holder by the Company, or on its behalf, or by a third party, or in a criminal proceeding in which the Office Holder is found innocent, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent, all in respect of an act performed by the Office Holder by virtue of the Office Holder being an Office Holder of the Company.

118.3.	reasonable litigation expenses, including attorneys’ fees, which the Office Holder incurred as a result of an investigation or proceeding instituted against him by an competent authority, which investigation or proceeding has not ended in a criminal charge or in a financial liability in lieu of a criminal proceeding, or has ended in a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases “proceeding that has not ended in a criminal charge” and “financial obligation in lieu of a criminal proceeding” shall have the meaning as defined in Section 260(a1) of the Companies Law, 1999).

The Company may undertake to indemnify an Office Holder as aforesaid: (i) prospectively, provided that the undertaking is limited to events which in the opinion of the Board can be foreseen when the undertaking to indemnify is given, and to an amount determined by the Board to be reasonable under the circumstances, and (ii) retroactively.

119.	Subject to the provisions of any Law, the Company may procure, for the benefit of any of its Office Holders, office holders' liability insurance with respect to any of the following:

119.1.	a breach of the duty of care owed to the Company or any other person;

119.2.	a breach of the fiduciary duty owed to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that the action would not injure the Company; or

119.3.	a monetary liability imposed on an Office Holder in favor of a third party, in respect of an act performed by the Office Holder by virtue of the Office Holder being an Office Holder of the Company.

120.	The Company may exempt in advance, by a Board resolution and to the maximum extent allowed by Law, Office Holders from all or part of their responsibilities for damages due to their violation of their duty of care to the Company.

121.	The provisions of Articles 117 - 119 above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under applicable law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Board.

122.	In the event that after the date of adoption these Articles a change is made in any applicable law, statute or rule which expands the right of an Israeli company to indemnify an Office Holder, these Articles shall automatically be deemed to enable the Company to so expand the scope of indemnification that the Company is able to provide.

Exhibit B

ASSIGNMENT AGREEMENT

        WHEREAS, EasyPark Ltd. (“EP/We”) is the owner of one or more patents, trademarks, designs and domain names, specified in Appendix A (entitled: “Transferred IP”);

        WHEREAS, EasyPark Global Ltd. (“ASSIGNEE”), a corporation organized and existing under the laws of the state of Israel, and having a usual place of business at Z.H.R. Industrial Zone P.O.Box 32 Rosh Pina, Israel, desires to acquire an interest in the Transferred IP, in accordance with this agreements;

        NOW, THEREFORE, for and in consideration of said agreements and of other good and valuable consideration specified in Appendix B, the receipt of which is hereby acknowledged, we have sold, assigned and transferred and do hereby sell, assign and transfer unto ASSIGNEE, its successors, assigns, and legal representatives, our entire right, title and interest in and throughout the above mentioned countries, and all foreign countries, in and to the Transferred IP, to be held and enjoyed by ASSIGNEE for its own use and behalf and for its successors, assigns and legal representatives; we hereby convey all of our rights arising under or pursuant to any and all applicable laws and international agreements, treaties or laws relating to the protection of industrial property in the Transferred IP, including but not limited to any cause(s) of action and damages accruing prior to this assignment.

        AND, we hereby further agree for ourselves, our executors, and administrators to execute upon request any other lawful documents and likewise to perform any other lawful acts that may be deemed necessary to secure fully assignment of the Transferred IP to ASSIGNEE, its successors, assigns, and legal representatives, but at its or their expense and charges;

        AND, we hereby further agree to provide statements or testimony in any interference or other proceeding in which said Transferred IP may be involved.

IN TESTIMONY WHEREOF, we have hereunto set our hand on the date set forth below.

Easy Park Ltd. By: —————————————— Name: —————————————— Title: —————————————— Date: ——————————————	EasyPark Global Ltd. By: —————————————— Name: —————————————— Title: —————————————— Date: ——————————————

Witness	________________________________________
Name

Date:	____________________________

Appendix A

Transferred IP

Patents
“A system for monitoring parked vehicles”

Country	Application Number	Application Date	Registration Number	Registration Date	Status

Europe	92 112339.4	20/7/1992	0523742	04/7/2001	Registered
South Africa	92/5434	20/7/1992	92/5434	28/4/1993	Registered
U. S. A.	916,389	20/7/1992	5,339,000	16/8/1994	Registered
Hong Kong	97101651.2	12/8/1997	HK1000458	26/10/2001	Registered
France	92 112339.4	20/7/1992	0523742	04/7/2001	Registered
Germany	92 112339.4	20/7/1992	69231908	04/7/2001	Registered
United Kingdom	92 112339.4	20/7/1992	0523742	04/7/2001	Registered
Greece	92 112339.4	20/7/1992	3036581	04/7/2001	Registered
Italy	92 112339.4	20/7/1992	68274/BE/2001	04/7/2001	Registered
The Netherlands	92 112339.4	20/7/1992	0523742	04/7/2001	Registered
Spain	92 112339.4	20/7/1992	0523742	04/7/2001	Registered

Trademarks – Easy Card

Country	Application Number	Application Date	Registration Number	Registration Date	Status

USA	78/593440	23/3/05	3129030	15/8/2006	Registered
Singapore	S/10030/97	15/8/97	T97/10030	5/7/2000	Registered
France	07/3513245	12/7/07			Pending

Designs – E-card&Cradle

Country	Application Number	Application Date	Registration Number	Registration Date	Status

Europe	000791736	20/9/07	000791736	8/10/07	Registered
USA	287,768/29	27/9/07			Pending

Domain name

Easypark.co.il

Appendix B

Appendix B omitted as not material.  A copy will be furnished separately to the Securities and Exchange Commission upon request.

Exhibit C

GOODWILL AGREEMENT

        This goodwill agreement (the “Agreement”) is made as of the __day of _______, 2008, by and between EasyPark Ltd. (the “Seller”), and EasyPark Global Ltd. (the “Purchaser”), both of having their registered office at Z.H.R Industrial Park, Rosh Pina, Israel.

W I T N E S S E T H:

WHEREAS	The Seller is the exclusive owner of the Goodwill (as defined below); and

WHEREAS	The Seller wishes to sell and to transfer to the Purchaser the Goodwill and the Purchaser wishes to acquire and to receive from the Seller the Goodwill and all rights arising thereof pursuant to the terms and conditions more fully set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the parties hereto, intending to be legally bound, have agreed as follows:

1.	Definitions

As used herein, “Goodwill” shall mean the goodwill of the Seller in connection with EasyPark System™ and with regard to the electronic payment system which enables drivers to be charged for the exact period of parking and simplifies the monitoring and collection of parking fees.

2.	Purchase of Goodwill

2.1.	Upon the Seller’s receipt of the Purchase Price specified in Section 5.1 below (the “Closing”), Purchaser purchases and the Seller irrevocably transfers the Goodwill and any and all of the its rights, title and interest arising therefrom.

2.2.	As of the Closing, the Seller shall not be entitled to make any use regarding the Goodwill and/or any part of it.

3.	Representations, Warranties and Covenants of Seller.

The Seller represents and warrants that:

3.1.	The Seller is the exclusive owner of the Goodwill and all rights arising therefrom, and no other entity has any right, ownership or any other right arising from the Goodwill.

3.2.	The Seller shall transfer to the Purchaser the Goodwill and all rights arising therefrom free and cleat from any pledge, lien, encumbrance, charge, attachment, or other security interest therein.

3.3.	There is no hindrance, legal, contractual or otherwise, to Seller in entering into this Agreement and performing its obligations hereunder and Seller has the full power and authority to execute and perform this Agreement.

4.	Representations, Warranties and Covenants of Purchaser.

The Purchaser represents and warrants that:

4.1.	There is no hindrance, legal, contractual or otherwise, to Purchaser in entering into this Agreement and performing its obligations hereunder and Purchaser has the full power and authority to execute and perform this Agreement.

4.2.	The Purchaser has examined the Goodwill, found it suitable and purchases it “AS IS”.

5.	Compensation

5.1.	As consideration for the purchase of the knowledge and Goodwill, the Purchaser shall pay the purchase price of [* CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT] (the “Purchase Price”), and receive from the Seller an invoice regarding the payment of the Purchase Price.

5.2.	The Purchase Price shall be paid in ten (10) annual equal installments with 4% interest per annum, commencing two years following the date such agreement is approved by the shareholders of On Track Innovations Ltd. in its extraordinary meeting.

6.	Miscellaneous

6.1.	The headings of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

6.2.	This Agreement constitutes the full and entire understanding and agreement between the parties hereof with regard to the subject matters hereof and thereof, and supersedes all prior agreements between the parties hereof with regard to such subject matter. This Agreement may not be amended, supplemented, discharged, terminated or altered except by a written document signed by the Seller and the Purchaser.

6.3.	This Agreement shall be governed exclusively by and construed solely in accordance with the laws of the State of Israel, and any dispute arising out or in connection with this Agreement, is hereby submitted to the sole and exclusive jurisdiction of the competent court of Tel Aviv.

6.4.	If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

6.5.	Each of the parties hereof shall take such actions, including the execution and delivery of further instruments, as may be necessary to give full effect to the provisions hereof and to the intent of the parties hereto.

6.6.	No failure or delay by any party to this Agreement to enforce at any time any of the provisions hereof, or to exercise any power or right hereunder, shall operate as or be construed to be, a waiver of any such provision, power or right. Any waiver of any provision hereof or any power or right hereunder shall be in writing, and shall be effective only in the specific instance and for the purpose for which given.

6.7.	Any notice under this Agreement shall be in writing and shall be deemed to have been duly given for all purposes (a) when received or three (3) days after it is mailed by prepaid registered mail; (b) upon the transmittal thereof by facsimile; or (c) upon the manual delivery thereof, to the respective addressee or fax numbers set forth above or to such other address of which notice as aforesaid is actually received.

IN WITNESS HEREOF, the undersigned have executed this Agreement as of the date above first written.

—————————————— EasyPark Ltd.	—————————————— EasyPark Global Ltd.

Exhibit D

OPERATION AGREEMENT

This agreement (the “Agreement”) is made by and between EasyPark Ltd. a company incorporated under the laws of the State of Israel, located in Z.H.R. I.Z., Rosh Pina 12000, Israel (“EP”) and EasyPark Global Ltd., a company incorporated under the laws of Israel, located in Z.H.R. I.Z., Rosh Pina 12000, Israel (“EPG”)

WHEREAS	EPG and its parent company, On Track Innovations Ltd. (“OTI”) have developed and obtained proprietary rights in the technology (the “EPG Technology”) relating to contactless smart cards and readers and of various related patents, trade marks and design rights in the EasyPark™ system solution, an in-vehicle Electronic Parking System incorporating a durable, read/write, contactless, multi-application smartcard (“EasyPark System”); and

WHEREAS	EP has the necessary and required infrastructure and business relations to operate, promote, sell, distribute and provide service in connection with the EasyPark System in Israel (the “Territory”); and

WHEREAS	EP desires certain exclusive rights to operate, promote, sell, distribute, operate, install, maintain, provide services and use the EasyPark System in the Territory to existing and potential clients in the Territory all subject to the terms and conditions set forth in this Agreement;

Now, therefore, the Parties have agreed as follows:

1.	Interpretation

1.1.	In this Agreement:

1.1.1.	“Back Office System” – means EP’s Back Office Software Modules, EP’s data collection software, EP’s database management software and EP’s reports software;

1.1.2.	“Customer/s” – means end users of the EasyPark System in the Territory, who purchase the EasyPark Card from EP;

1.1.3.	“Client/s”– means municipal or other public parking authorities, municipalities and other government agencies; and privately owned commercial parking operators, gas stations and other commercial retailers;

1.1.4.	“Effective Date” – means the date of signature hereof by the last signing party.

1.1.5.	“EasyPark Card” – means the multi-application smart card issued to end users to allow them to use the EasyPark System, and excluding any of EPG’s Intellectual Property

1.1.6.	“EPG’s Intellectual Property”- means all of EPG’s proprietary rights, copyrights, trade marks or other industrial or intellectual property rights relating to the EasyPark System, Easy Park Back Office System and EasyPark Cards and related documentation, and all applications for any of the foregoing, whether or not registered in the Territory or elsewhere at the date hereof or at any later date.

1.1.7.	“Price List” – means the price list attached as Schedule B hereto, as may be amended by EPG from time to time subject to the provisions of clause 5.2.

1.1.8.	“EasyPark Card Net Parking Revenues” –means the total amount loaded on the EasyPark Card by Customers.

1.1.9.	“This Agreement” – means this document together with all the schedules attached hereto, as may be amended in writing from time to time in accordance with the terms hereof.

1.2.	The headings in this Agreement are inserted for convenience of reference only and shall not affect its interpretation.

1.3.	The Schedules to this Agreement shall form an integral part of this Agreement.

2.	Appointment

2.1.	Subject to the terms and conditions of this Agreement, EPG hereby grants to EP the sole and exclusive right, licence and authority, to promote, market, sell, distribute the EasyPark System to Customers in the Territory, and to operate and use the EasyPark System in the Territory for the aforesaid purpose only, for the term of this Agreement (the “Exclusivity”).

2.2.	EP shall not be entitled to appoint sub-operators, without the prior written consent of EPG.

2.3.	EP shall sell the EasyPark System and EPG’s contactless payment solutions, under such trade names and using such trade marks, all as shall be mutually agreed in writing between the parties.

3.	EP hereby warrants and undertakes

3.1.	EP shall:

3.1.1.	Devote its commercially reasonable best efforts to achieving the objectives of this Agreement;

3.1.2.	Refrain from any act or omission, which might be detrimental to EPG’s good name and reputation.

3.2.	In relation to this Agreement, no unlawful payments have been or will be made directly or indirectly to:

(i)	Any official or employee of any government, agency or other instrumentality of any government; or

(ii)	Any officer, director, employee or agent of EP or EPG.

4.	EP’s Operating Responsibilities

4.1.	Shall purchase all units of the EasyPark System from EPG in accordance with the terms of Section 5.6 hereto.

4.2.	Integrate a clearing system that shall manage the financial flows for all payments to be made by the EasyPark System in the Territory;

4.3.	Provide installation, maintenance and help desk and support services to the Client and to the Customers.

4.4.	Arrange and organize for all required national and municipal certifications required.

5.	Financial Matters

EP shall pay EPG the following fees:

5.1.	License Fees and Royalty Fee.

In consideration of the appointment of EP as set forth in Section 2 hereof, EP hereby commits and undertakes to pay EPG, the royalty and license payments specified in Schedule C (the “License Fee Payment”).

5.2.	Purchase of Products

The Ex Works price of the EasyPark System products and services shall be as set forth in Schedule B hereto, and shall be subject to its respective terms and conditions. Decreases and increases in such prices shall be mutually agreed in writing.

5.3.	Non-Recurring Expenses

In the event that implementing the electronic parking systems requires different interface, infrastructure and/or other adaptations, EP shall bear the costs of the said adaptations, in addition to all other payments stipulated in Schedules B attached hereto.

5.4.	Support

EPG shall provide to EP technical assistance by way of telephone, facsimile, e-mail, and videoconference, according to the terms and conditions set forth in the Support Agreement attached hereto as Schedule E.

5.5.	Services

EP shall be entitled to reasonable remuneration for Integrating a Clearing System, Installation, Maintenance and Services submitted by EP to its Clients. The Fees shall be payable to EP directly by the Clients, under separate agreements which shall be concluded between EP and the Clients. It is hereby clarified that EP shall have no recourse towards EPG for any Fees due to it by any of the Customers and/or Clients, for any reason whatsoever.

5.6.	Purchase Orders

5.6.1.	All orders for the EasyPark System products or services made by EP shall include details regarding the quantity ordered and such other details in a Purchase Order form (“PO”) as EPG shall reasonably request. All PO’s hereunder shall be subject to written confirmation by EPG, which confirmation may not vary the terms of this Agreement, and no PO shall be deemed to have been accepted unless so confirmed. EPG shall be entitled to confirm part of an order. It is agreed, that EP shall not be able to cancel and/or change a confirmed PO, without EPG’s prior written consent. All supplies of the EasyPark System products or services by EPG shall be subject to EPG’s General Terms of Sale (attached hereto as Schedule D), including warranty which shall be an integral part of this Agreement and are incorporated hereto by reference.

5.6.2.	Payment Terms. Except as otherwise specifically agreed to in writing by the parties, each Purchase Order for EasyPark System products shall be as detailed in Schedule B attached hereto.

5.6.3.	Any payment due to EPG pursuant to this Agreement shall bear interest from due date until paid in full, according to the following rates:

—	1% interest for 0-14 days of late payment;

—	1.5% interest for 15-60 days of late payment;

—	2% interest for 61-90 days of late payment;

Any payment due to EPG for more than 90 days shall be considered as a Material Breach of this Agreement.

5.7.	Taxes

The prices, fees and other amounts set forth in this Agreement are exclusive of VAT, customs or other sales tax, and to the extent that under any applicable law, VAT or other sales tax shall be payable in respect to such prices, fees or amounts, such VAT or other sales tax shall be paid by EP.

6.	Delivery

6.1	Supply and delivery of the EasyPark System shall be made within 90 (ninety) days from EP’s order. EPG shall use commercially reasonable efforts to meet the established supply and delivery schedules. Partial delivery shall be permitted, provided that the balance of the PO is fulfilled within the original 90 days and up to 30 days thereafter.

6.2	Notwithstanding delivery, ownership of the EasyPark System will remain vested in EPG until the entire purchase price due to EPG in accordance with the terms of this Agreement has been fully paid. All risk in and to the EasyPark System invoiced to EP shall pass to EP upon delivery to EP.

7.	Updates, Support, and Training

7.1.	Subject to EP’s performance of its obligations under section 5 (Financial Matters) EPG shall provide EP, during the Term of this Agreement with the following, at EPG’s prevailing rates: technical material, improvements, support services, training of EP’s employees at EPG’s or EP’s premises in Israel, technical support and software updates, if and when they become available.

7.2.	EP shall bear all reasonable costs and expenses relating to the above, including without limitation, travel and accommodation costs and expenses relating thereto.

8.	Marketing and After Sales Service

8.1.	It is hereby agreed and recorded that EP acknowledges EPG’s policy to provide Clients and/or Customers with good and efficient after sales services, in order to keep Clients and/or Customers satisfied with the EasyPark System and enable them to properly and efficiently use the EasyPark System.

8.2.	Without derogating from the provisions of Section 8.1 above, EP shall establish or cause to be established in the Territory an infrastructure for the purpose of providing maintenance services to the Customers and/or Clients in respect to the EasyPark System, which will be operated by a sufficiently competent and experienced staff, in order to establish and maintain an adequate maintenance facility, and in order to satisfy the requirements of the local licensing authorities pertaining to after sales service.

8.3.	EP hereby undertakes:

8.3.1.	to use its best endeavours to promote the sale of the EasyPark System throughout the Territory and to sell maximum units of the EasyPark Card;

8.3.2.	in the event of any material dispute arising between EP and any Customer or Client in relation to the selling of the EasyPark System and/or Easy Park Card, EP shall forthwith inform EPG of the dispute and shall not, without EPG’s consent, in writing, make any commitment on behalf of EPG, any proceedings in respect of or compromise the rights of EPG, or grant a release to any debtor of EPG;

8.3.3.	from time to time, upon the request of EPG, EP will furnish EPG with a written report detailing its sales activities throughout the Territory;

8.3.4.	ensure that it and its employees undergo such instruction and training as may be required so as to ensure that they are, inter alia, familiar with the objectives adopted by the parties hereto and the operation of the EasyPark System;

8.3.5.	in selling the EasyPark System, not make any representations or give any warranties or undertakings other than those contained in this Agreement; and

8.3.6.	not to incur any liability whatsoever on behalf of EPG, or in any way to bind or purport to bind EPG.

9.	EPG Representations and Warranty

9.1.	EPG, represent and warrant to EP as follows:

9.1.1.	EPG has the power, authority and capacity, to enter into this Agreement and all other agreements and instruments to be executed by EPG as contemplated in this Agreement and to perform its obligations under this Agreement and such other agreements and instruments;

9.1.2.	The consummation of the transactions contemplated hereby and the performance by EPG as contemplated hereby will not violate, or constitute a material breach or default of any obligation under previously existing agreements, licenses or grants to which EPG is a party;

9.1.3.	EPG has not received notice of any claim from any third party alleging that the EasyPark System or any aspect thereof infringes any patent, patent application or industrial design registration owned or licensed by that third party.

10.	Limitation of Liability; Warranty

10.1.	THE EASYPARK SYSTEM IS PROVIDED HEREUNDER “AS IS” TO THE EXTENT NOT SPECIFICALLY PROVIDED OTHERWISE HEREINBELOW.

10.2.	EPG HEREBY WARRANTS THE EASYPARK SYSTEM TO THE EXTENT SUCH WARRANT IS PROVIDED BY EP UNDER EP’S AGREEMENT WITH THE LOCAL GOVERNMENT ECONOMIC SERVICES OF THE LOCAL AUTHORITY LTD. DATED MAY 17, 1998 (THE “MASHCAL AGREEMENT”). THIS LIMITED WARRANTY IS GIVEN TO EP ONLY (AS OPPOSED TO CLIENTS OR CUSTOMERS) AND SHALL BE IN EFFECT UNTIL THE COMPLETION OF THE TERM OF THIS AGREEMENT THE MASHCAL AGREEMENT AND THE “WARRANTY PERIOD” RESPECTIVELY).

10.3.	EXCLUSIVE OF SECTION 10.2 HEREIN, THE PARTIES HEREBY EXPRESSLY AGREE THAT THE LIABILITY OF EPG WILL BE LIMITED TO THE REPLACEMENT OF FAULTY EASYPARK SYSTEM OR COMPONENTS OR, AT EPG’S CHOICE, RETURN OF THEIR PRICE, AND THAT EPG WILL BEAR NO LIABILITY TOWARD EP, CUSTOMERS, OR TOWARDS ANY THIRD PARTY FOR: (I) ANY AMOUNTS IN EXCESS IN THE AGGREGATE OF 50 % OF THE PRICES AND FEES ACTUALLY PAID TO EPG HEREUNDER; (II) FOR ANY COST OF PROCUREMENT OF SUBSTITUTE GOODS, TECHNOLOGY, SERVICES OR RIGHTS; (III) FOR INTERRUPTION OF USE OR LOSS OR CORRUPTION OF DATA; (IV) FOR ANY MATTER BEYOND ITS REASONABLE CONTROL, OR (V) FOR ANY DIRECT, INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, SPECIAL OR EXEMPLARY DAMAGES OR LOSSES ARISING OUT OF THE USE OF THE EASYPARK SYSTEM , OR THE INABILITY TO USE THE EASYPARK SYSTEM, OR OTHERWISE IN CONNECTION WITH THIS AGREEMENT, EVEN IF IT HAS BEEN ADVISED OF THE POSSIBILITY THEREOF.

11.	Confidentiality

All information disclosed under this Agreement shall be treated in accordance with the Non-Disclosure Agreement to be executed by the parties.

12.	EPG’s Intellectual Property

12.1.	EP recognizes and acknowledges that all of EPG’s Intellectual Property, including without limitation, all updates and new versions, improvements and development, belongs solely to EPG which is and shall remain its sole owner, and it is hereby expressly agreed that nothing in this Agreement shall constitute or be considered as constituting a transfer or license of EPG’s Intellectual Property rights or any part thereof by EPG to EP or its Clients and/or Customers.

12.2.	EP undertakes not to disassemble, decompile, modify, reverse engineer, or create derivative works of the EasyPark System or any of EPG’s Technology.

12.3.	The provisions of this Section 12 shall survive the termination of this Agreement.

12.4.	In the event that EPG elects not to enforce its Intellectual Property Rights in the Territory during the term hereof to either commence an action for infringement against a third party or to enter a defence to an action against it by a third party, EP shall have the option to either commence or defend such legal action at its cost and expense, or to terminate this agreement upon 30 days written notice.

13.	Indemnity

Each party agrees to indemnify the other and hold the other harmless from and against any and all claims, direct liabilities, judgments, settlements, losses, damages, expenses and other costs of whatever nature arising out of or resulting from that party’s failure to fully and timely abide by all the terms and conditions of this Agreement.

14.	Force Majeure

14.1.	Neither party shall be responsible or liable for any delay or failure in performance under this Agreement arising as a result of any occurrence or contingency beyond its reasonable control, including but not limited to, capacity constraints, accident, act of God, acts of the public enemy, earthquake, fire, flood, explosion, labour disputes, strikes, riots, civil commotion, war (declared or not), unanticipated manufacturing problems, novelty of products, requirements or acts of any government or agency thereof, judicial action, inability to secure materials on a timely basis and failure or delays in transportation. The delayed party shall send written notice of the delay and the reason therefore to the other party as soon as possible after the party delayed knew of the cause of delay in question. If, however, a circumstance of Force Majeure continues over an uninterrupted period of more than two Months, then the party against which Force Majeure has been invoked has the right, if no other understanding is reached before the end of such two Month period, to forthwith terminate this Agreement by delivering to the other party a written notice to that effect.

15.	Duration

15.1.	This Agreement shall commence on the Effective Date hereof and shall continue thereafter for a period of 10 (ten) years. Such period shall be automatically extended, for consecutive terms of 5 (five) years each, provided that:

15.1.1.	EP is not in default of any of the financial terms and conditions of this Agreement;

15.1.2.	EP is actively operating and supporting the EasyPark System in the Territory.

15.2.	In the event this Agreement is terminated for reason of EPG’s Material Breach (as this term is defined below), EP shall be entitled to continue to provide services to existing and new Clients and/or Customers within the Territory, until the completion of the duration of this Agreement (and its extensions under section 15.1), as long as the Clients and/or Customers continue to make use of the EasyPark System and as long as EP complies with its undertakings under this Agreement.

16.	Non Competition

16.1.	EP undertakes:

16.1.1.	that during the term of this Agreement and for a period of twenty four (24) months after its termination, EP shall not, in the Territory, without EPG’s prior written approval:

16.1.2.	Operate, sell, promote the sale of, distribute, instruct, manufacture or develop competing or similar products to the EasyPark System or represent or agree to represent any third party in respect to any product competing or similar to the EasyPark and shall in no other way engage in activities which may directly or indirectly jeopardize or come into conflict with the interests of EPG;

16.1.3.	obtain or otherwise purchase the EasyPark System for resale from any person, firm or company, other than EPG.

17.	Termination and Remedies

Without prejudice to any remedy or right of either party under this Agreement or by law, either party shall have the right to forthwith terminate this Agreement by serving the other party with a written notice to that effect if the respective party commits any of the following material breaches (each of the following shall be hereinafter referred to as a “Material Breach”):

17.1.	the other party commits a breach of its undertakings under this Agreement and fails to remedy such breach within 14 (fourteen) business days after receipt of a written notice from the non-defaulting party describing such failure, provided however that violation of or non-compliance by a party of their respective undertakings under the provisions of Sections 5, 10, 11, 12, and 16 in whole or in part, will entitle the other party to forthwith terminate this Agreement.

17.1.1.	the other party is placed into liquidation, insolvency or other similar proceedings or a liquidator or receiver is appointed with respect to the other party or a substantial part of its assets or the other party makes any voluntary arrangement with its creditors.

17.1.2.	fails to pay any amount due by it in terms of this Agreement on the due date and fails to remedy such breach within a period of 14 (fourteen) business days after the giving of written notice by the other party.

17.2.	Upon termination of this Agreement for reasons of EP committing a Material Breach under section 17.1 hereof the following provisions shall apply:

17.2.1.	EP shall cease to market and sell the EasyPark System and shall return to EPG all documentation relating to the EasyPark System then in possession of EP; and

17.2.2.	EP shall have no claims against EPG for compensation for loss of distribution rights, loss of goodwill or any similar loss.

17.3.	Upon expiration of the term of this Agreement as provided in Section 15 herein, and as long as EP fulfils its undertakings herein, EPG shall continue to supply EP with the EasyPark System until the completion of the term of every agreement between EP and any client thereof which was signed prior to the expiration of the term of this Agreement as aforesaid.

17.4.	Upon termination of this Agreement for reasons of EPG not being able to fulfil its material manufacturing commitment, or as a result of the bankruptcy or insolvency of EPG, or if EPG is continuously unable to supply EP with the necessary parts or components of the Easy Park System, EPG shall contract a subcontractor (under a confidentiality agreement) and for this purpose EPG shall provide such subcontractor with detailed schematics, engineering or know how to facilitate such alternative manufacturing or supply. In the event, and only in the event, that EPG is unable to provide a subcontractor for such purpose, such detailed schematics, engineering or know how to facilitate such alternative manufacturing or supply shall be provided to EP in order to enable it to arrange for service through a subcontractor or otherwise.

17.5.	In the event of termination on bankruptcy or insolvency of EP, EP’s rights to distribute the EasyPark System in accordance with the terms of this Agreement shall expire automatically.

18.	Assignments

EP may not transfer any of its rights nor assign any of its obligations hereunder, in whole or in part, without specific written consent of EPG.

Any unauthorised attempted transfer or assignment shall be void.

19.	Law and Jurisdiction

This Agreement shall be governed by and interpreted in accordance with the laws of the State of Israel, and the competent courts in Tel-Aviv, shall have exclusive jurisdiction in all matters pertaining or relating thereto.

20.	Whole Understanding and Amendments

This Agreement and the schedules hereto constitute the entire understanding of the parties and supersede all oral or written representations or agreements, privileges or understandings between the parties, and may only be modified by an Agreement in writing duly signed by both parties hereto, or their respective successors or assignees.

21.	Severability

If any non material condition, term or covenant of this Agreement shall at any time be held to be void, invalid or unenforceable such condition, covenant or term shall be construed as severable and such holding shall attach only to such condition, covenant or term and shall not in any way affect or render void, invalid or unenforceable any other condition, covenant or term of this Agreement, and this Agreement shall be carried out as if such void, invalid or unenforceable term were not embodied herein.

22.	Waiver

The failure at any time of either party to enforce any of the terms or conditions or any right or to exercise any option of this Agreement will in no way be construed to be a waiver of such terms, conditions, rights or options, or in any way to affect the validity of this Agreement.

23.	Notices

Any notice authorized or required to be given in accordance with the terms of this Agreement, may be given by facsimile, (with receipt of proper transmission) or by registered or certified mail. Such notice shall be deemed properly given two business days after having been sent by facsimile and ten days after being posted by registered or certified mail to the address of the parties listed below:

If to EPG:	Legal Department, Z.H.R. I.Z., P.O.Box 32 Rosh Pina 12000, Israel
fax: +972-4-6938887

with a copy to :	company's secretary

If to EP:	Legal Department, Z.H.R. I.Z., P.O.Box 32 Rosh Pina 12000, Israel
fax: +972-4-6938887

SIGNED on the _____ day of _______________ 2008

Easy Park Ltd. By: —————————————— Name: —————————————— Title: —————————————— Place of Execution: ——————————————	Easy Park Global Ltd. By: —————————————— Name: —————————————— Title: —————————————— Place of Execution: ——————————————

Schedule B

Price List

* CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.

Schedule C

* CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.

Schedule D

EPG’s General Terms of Sale

1.	DELIVERIES

a.	The Client’s claim must be submitted in writing to EGP within 30 days from delivery. After such 30 business days period has expired, all products shall be deemed accepted.

b.	Products must not have been modified or damaged or manipulated for any reason whatsoever.

2.	FORCE MAJEURE

EGP shall not be responsible or liable for any delay or failure in performance arising as a result of any occurrence or contingency beyond EGP’s reasonable control, including but not limited to, capacity constraints, accident, act of God, acts of the public enemy, earthquake, fire, flood, labor disputes, strikes, riots, civil war (declared or not) unanticipated manufacturing problems, novelty of products, requirements or acts of any government or agency thereof, judicial action, inability to secure materials on a timely basis (except if such inability results from negligence of EGP) and failure or delays in transportation. EGP shall send written notice of the delay and the reason therefore to the Client as soon as possible after EGP knew of the cause of delay in question.

3.	RESERVATION OF TITLE

TITLE IN THE PRODUCTS SHALL REMAIN WITH EGP UNTIL IT HAS RECEIVED FULL PAYMENT FOR SUCH PRODUCTS NOTWITHSTANDING DELIVERY TO CLIENT. Upon Client’s failure to make payment by the due date, EGP may take back possession of the products delivered.

4.	WARRANTY

Subject to the terms hereof, EGP warrants that its products shall substantially conform to the applicable specifications for a period of one year from delivery and for additional paid service years provided such additional service years are mutually agreed by the parties. This warranty is given solely to the Client (as opposed to any third parties, including third parties who bought the EGP’s products from Client), and shall not apply: (i) if products have been damaged; or (ii) if defects result from misusing and/or modifications not authorized by the EGP which have been made to the products by any one other than the EGP; or (iii) if products have been submitted to abnormal conditions (mechanical, electrical or thermal) during storage installation of use; or (iv) if products are used in a non-standard environment. A non standard environment is an environment requiring a robustness not documented in the applicable specification such as without limitation, space, military or nuclear environments; or (v) to product supplied at request of Client which EGP has indicated may not conform (risk products) to applicable technical specifications or constitute experimental, developmental or non-qualified products; or (vi) if the non-conformance of products results from excess usage of the maximum values (temperature limit, maximum voltage etc.) defined by EGP, or from an incorrect choice of application by Client or from use other than in accordance with the relevant specification; or (vii) to any other default not attributable to EGP. If EGP determines the products are non-conforming, EGP will, at EGP’s option, repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. THE FOREGOING WARRANTY IS IN LIEU OF ALL OTHER WARRANTIES, CONDITIONS OR TERMS EXPRESS OR IMPLIED BY STATUTE OR COMMON LAW (INCLUDING WITHOUT LIMITATION WARRANTIES AS TO MERCHANTABLE QUALITY OR SATISFACTORY QUALITY OR FITNESS FOR A PARTICULAR PURPOSE OR USAGE).

5.	INTELLECTUAL PROPERTY RIGHTS

In the event that a third party makes a claim alleging that products delivered to Client infringe such third party’s intellectual property rights, EGP undertakes at its option and charge to defend the claim or seek a compromise; if an unfavourable and final judgment is rendered against EGP, it shall at its option take out a license from the above mentioned third party or shall modify the products in such a way as to avoid infringement. If such a solution shall be impracticable for economic and/or technical reasons, EGP shall accept the return of the product supplied and shall reimburse the Client up to a maximum equal to the amount paid by the Client for the products deemed to infringe. The preceding indemnification shall only be due by the EGP provided that Client (1) promptly notifies EGP in writing of the claim of infringement (2) allows EGP to control and cooperates with EGP in the defense and any related settlement action. Furthermore, such indemnification does not apply to any claims of infringement involving products made, provided or modified by EGP in compliance with the requirements or specifications of Client, from the combination or use of products supplied with any other product or from any modification to the programming of products made other than by EGP. Client agrees to indemnify EGP against all damages and costs resulting from any such claims of infringement made against EGP. The above provisions constitute the entire undertaking of EGP towards Client in the event of any intellectual property right claim of a third party with regard to products supplied by EGP.

Schedule E

In consideration for EP’s full and timely payment of the fees agreed upon under the Agreement, EPG shall provide the services agreed upon under this Schedule E, subject to the following terms:

1.	Support Services.

1.1.	Subject to the terms hereof, EP shall be entitled to receive, during business hours 8:00 a.m. to 5:00 p.m., appropriate time according to location (Israeli time), Sunday through Thursday, excluding holidays, the following services:

1.1.1.	Unlimited Telephone and Email Technical Support.

1.1.2.	On going consultation for EPG’s Products enhancements.

1.2.	Such services shall be provided to EP by EPG or through any of its subsidiaries or affiliates.

1.3.	EPG may change the support services included in the support level provided to EP hereunder (by way of addition, subtraction or change of services specifications), or the fees, by way of providing EP with a written notice specifying the change(s) not later than forty five (45) days prior to the end of any Renewed Support Period, as defined hereunder. Such change(s) will take effect at the beginning of the next Renewed Support Period.

1.4.	EPG will not provide Support Services if: (i) accident, abuse, negligence or misapplication and/or modifications which have been made to EPG’s Products by anyone other than EPG; (ii) if the EPG Products are used in a non-standard environment; or (iii) if non-conformance of the EPG Products results from excess usage of the maximum values (temperature limit, maximum voltage etc.) defined by EPG, or from use other than in accordance with the relevant specifications or (iv) any other default not attributable to EPG.

2.	Term and termination.

2.1.	This Schedule E will be in effect as long as the Agreement is attached is in effect.

2.2.	Either party may terminate this Schedule E upon a thirty (30) days prior written notice.

3.	On Site Support Request.

3.1.	EPG will respond a support request by providing an initial response via email within 24 hours of receipt of the support request. EPG will use its judgment to determine the proper way of response to a support request. On site support will be provided at minimum within 7 days after the request has been submitted to EPG, unless agreed otherwise by the parties.

3.2.	As EPG’s performance is dependent in part on EP actions, EP undertakes to provide EPG at its own expense all assistance required for the provision of the required Support Services.

4.	Fees and Payment.

* CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL REATMENT.

4.1.	EP shall be entitled to receive the Support Services as long as it complies with its obligations under the Agreement.

5.	This Schedule E is subject to the general provisions of the Agreement.

—————————————— EPG	—————————————— EP

Exhibit E

EasyPark Global Ltd.

Loan and Service Agreement

        THIS LOAN AND SERVICE AGREEMENT (the “Agreement”) is made as of _________ __ 2008, by and among EasyPark Global Ltd. (the “Company”) and On Track Innovations Ltd. (the “Lender”), both of which having their registered office at Z.H.R Industrial Park, Rosh Pina.

        WHEREAS, the Board of Directors of the Company has determined that it is in the best interest of the Company to obtain funds by means of certain loans pursuant to the terms and conditions more fully set forth in this Agreement, and

        WHEREAS, the Lender, a shareholder of the Company, agrees to lend to the Company certain loans and provide certain services pursuant to the terms and conditions more fully set forth in this Agreement,

        NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

The Cash Loan

1.	Subject to the terms and conditions specified herein, the Company shall borrow from the Lender and the Lender shall lend to the Company multiple loans in an aggregate amount of up to US$ 3,000,000 in cash (the "Cash Loan").

The Additional Loan

2.	Subject to the terms and conditions specified herein and in addition to the Cash Loan, the Company shall borrow from the Lender and the Lender shall lend to the Company multiple loans in an aggregate amount of up to US$ 1,500,000 (or same amount in a different currency) by way of issuance of securities of the Lender to be used by the Company for mergers with and/or acquisitions of companies (assets and/or securities), businesses or technologies, as the Company deems fit. The principal loan amount attributed by the parties to the securities of the Lender used by the Company for such transactions shall be equal to the fair market value of such securities on the date it is determined in the transaction (regardless of the value of such securities upon repayment of the loan or during the time the loan is outstanding) (the "Additional Loan", and together with the Cash Loan - the "Loan Amount").

Certain Loan Terms

3.	The Company, at its sole discretion, may make a call or several calls for loan under the Cash Loan and/or the Additional Loan, which shall not exceed, in the aggregate, the amounts specified above with respect to each of the Cash Loan and the Additional Loan, respectively.

4.	The Company's right to make a call as aforesaid shall expire on the lapse of 5 (five) years from the date hereof.

5.	In case the Company elects to make a call as aforesaid, the Lender shall transfer the amounts or securities called for, as applicable, to the Company within the earliest practicable time form the date of receipt of the call in accordance with the other terms prescribed in the Company's notice (as long as such terms do not conflict with the terms herein).

6.	The Loan Amount shall bear an interest at the rate of LIBOR (in Israel) + 5% per annum from the date of disbursement until the actual date of repayment (the Loan Amount together with the accrued interest shall be referred to as, the "Total Loan").

Repayment of the Loan

7.	The Total Loan shall be repaid to the Lender by the Company in cash and no later than within 15 (fifteen) years from the date hereof.

Services

8.	In addition to the foregoing and without derogating thereof the Lender will render certain services to the Company, based on the request of the Company from time to time. The fees (i.e., attribution of the costs related to such services), to be paid by the Company to the Lender in consideration for such services, shall be calculated in the same manner as services provided by the Lender to other subsidiaries thereof. Such fees shall be repaid by the Company to the Lender under the same terms as other subsidiaries of the Lender repay such fees.

Miscellaneous

9.	The headings of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

10.	This Agreement constitutes the full and entire understanding and agreement between the parties hereof with regard to the subject matters hereof and thereof, and supersedes all prior agreements between the parties hereof with regard to such subject matter. This Agreement may not be amended, supplemented, discharged, terminated or altered except by a written document signed by the Company and Lender.

11.	This Agreement shall be governed exclusively by and construed solely in accordance with the laws of the State of Israel, and any dispute arising out or in connection with this Agreement, is hereby submitted to the sole and exclusive jurisdiction of the competent court of Tel Aviv.

12.	If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

13.	Each of the parties hereof shall take such actions, including the execution and delivery of further instruments and voting its shares in the Company, as may be necessary to give full effect to the provisions hereof and to the intent of the parties hereto.

14.	No failure or delay by any party to this Agreement to enforce at any time any of the provisions hereof, or to exercise any power or right hereunder, shall operate as or be construed to be, a waiver of any such provision, power or right. Any waiver of any provision hereof or any power or right hereunder shall be in writing, and shall be effective only in the specific instance and for the purpose for which given.

15.	Any notice under this Agreement shall be in writing and shall be deemed to have been duly given for all purposes (a) when received or seven (7) days after it is mailed by prepaid registered mail; (b) upon the transmittal thereof by facsimile; or (c) upon the manual delivery thereof, to the respective addressee or fax numbers set forth above or to such other address of which notice as aforesaid is actually received.

IN WITNESS WHEREOF the parties have signed this Loan and Service Agreement as of the date first hereinabove set forth.

EasyPark Global Ltd.		On Track Innovations Ltd.

By:	_________________________	By:	_________________________
Name:	_________________________	Name:	_________________________
Title:	_________________________	Title:	_________________________